Exhibit 99.3

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(華晨中國汽車控股有限公司)*

(Incorporated in Bermuda with limited liability)

Stock Code : 1114

Brilliance Auto

华 晨 汽 车

Annual Report 2006

*for identification purposes only

Contents

Corporate Information	2

Financial Highlights	3

Chairman’s Statement	4

Management’s Discussion and Analysis	6

Directors, Senior Management and Company Secretary	9

Report of Directors	12

Corporate Governance Report	30

Independent Auditors’ Report	42

Consolidated Income Statement	44

Balance Sheets	45

Consolidated Statement of Changes in Equity	47

Consolidated Cash Flow Statement	48

Notes to the Financial Statements	50

Supplementary Financial Information	112

Corporate Information
BOARD OF DIRECTORS
Mr. Wu Xiao An
(also known as Mr. Ng Siu On) (Chairman)
Mr. Qi Yumin (Chief Executive Officer)
Mr. He Guohua
Mr. Wang Shiping
Mr. Lei Xiaoyang
Mr. Xu Bingjin*
Mr. Song Jian*
Mr. Jiang Bo*
* independent non-executive director
AUTHORISED REPRESENTATIVES
Mr. Wu Xiao An (also known as Mr. Ng Siu On)
Mr. Lei Xiaoyang
CHIEF FINANCIAL OFFICER
Mr. Lei Xiaoyang
QUALIFIED ACCOUNTANT
Ms. Zhang Ruiping
COMPANY SECRETARY
Ms. Lam Yee Wah Eva
REGISTERED OFFICE
Canon’s Court
22 Victoria Street
Hamilton HM12
Bermuda
HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS
Suites 1602–05
Chater House
8 Connaught Road Central
Hong Kong
AUDITORS
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
34th Floor, The Lee Gardens
33 Hysan Avenue
Causeway Bay, Hong Kong
PRINCIPAL BANKER
The Hongkong and Shanghai Banking Corporation Limited, Hong Kong Branch
NEW YORK DEPOSITARY, TRANSFER AGENT AND REGISTRAR
The Bank of New York
101 Barclay Street
New York, N.Y. 10286
United States of America
HONG KONG BRANCH SHARE REGISTRAR AND TRANSFER OFFICE
Computershare Hong Kong Investor Services Limited
Shops 1712–16
17th Floor, Hopewell Centre
183 Queen’s Road East
Hong Kong
LEGAL ADVISORS TO THE COMPANY
Appleby
Troutman Sanders
Shearman & Sterling LLP
INVESTOR RELATIONS
Weber Shandwick Worldwide (HK) Ltd.
10th Floor, Oxford House
Taikoo Place
979 King’s Road
Quarry Bay
Hong Kong

Financial Highlights
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

	Year Ended and as of 31st December,
	2006	2005	2004	2003	2002
	EMB	RMB	RMB	RMB	RMB
	(Amounts in thousands except earnings/loss per share)
Income Statement Data:
Turnover	10,484,754	5,468,990	6,541,998	10,109,557	7,319,455

(Loss) Profit before taxation	(656,764)	(1,156,445)	(458,083)	1,244,134	896,593
Taxation	(47,879)	(89,097)	50,324	(144,140)	(137,624)

(Loss) Profit for the year	(704,643)	(1,245,542)	(407,759)	1,099,994	758,969
Less: Minority interests	(306,221)	(595,934)	(456,328)	163,547	108,122

(Loss) Profit attributable to equity holders of the Company	(398,422)	(649,608)	48,569	936,447	650,847

Basic (Loss) Earnings per Share	RMB (0.1086)	RMB (0.1771)	RMB0.0132	RMB0.2554	RMB0.1775
Diluted (Loss) Earnings per Share	RMB (0.1086)	RMB (0.1771)	RMB0.0132	RMB0.2533	N/A

Balance Sheet Data:

Non-current Assets	7,100,894	7,705,700	8,350,237	7,967,363	5,613,802
Current Assets	7,762,297	7,101,246	9,419,352	10,277,566	8,262,951
Current Liabilities	(7,181,479)	(8,009,894)	(8,187,658)	(8,031,017)	(7,332,746)
Non-current Liabilities	(1,656,572)	(79,602)	(1,519,490)	(1,498,169)	—
Minority Interests	(140,147)	(446,368)	(1,066,350)	(1,709,886)	(515,752)

Shareholders’ Equity	5,884,993	6,271,082	6,996,091	7,005,857	6,028,255

Chairman’s Statement
Dear Shareholders:
On behalf of the board of directors, I hereby present the annual report of Brilliance China Automotive Holdings Limited for the year ended 31st December, 2006.
During 2006, the operating environment in the Chinese auto sector has significantly improved. A total of 3.8 million sedans were sold domestically, representing a 36.9% increase from the previous year. This strong growth was mainly driven by the greater affordability of cars as a result of the several rounds of price cuts that occurred in the past few years, and the continually rising income levels. The robust demand for automobiles, coupled with the introduction of a new Zhonghua model Junjie, resulted in a remarkable expansion of Zhonghua sedan sales during the year. As a result, the Group achieved revenues of approximately RMB10.5 billion in 2006, representing a 91.7% increase from 2005. However, despite the sales volume growth, the Zhonghua line of products has yet to reach profitable levels. In addition, certain provisions were made for the changes in fair value of our convertible bonds as well as impairment in the goodwill value of one of our engine joint ventures. Therefore, the Group incurred a net loss attributable to shareholders of RMB398.4 million for the fiscal year 2006, which has substantially narrowed from the net loss of RMB649.6 million recorded in 2005.
In 2006, the Company continued to enhance the quality and diversity of its products. During the first half of the year, the Company successfully launched the new Zhonghua Junjie model, which targets the middle-income segment and was extremely well received by the market. The popularity of the Junjie model, which is recognized as having one of the best price-to-quality ratios in its segment, also helped to increase sales of the Zunchi model, allowing the overall Zhonghua brand to achieve much broader market recognition and increased market share. The Group sold 62,281 Zhonghua sedans in 2006, representing a 592.0% increase from approximately 9,000 vehicles sold in the previous year.
With respect to our minibus business, the Group continued to maintain its market leading position in 2006. Sales of the high-end premium minibus Granse were encouraging, with a 152.9% increase in volume during the year, whereas the traditional Hiace minibuses maintained steady sales.
As for the BMW Brilliance joint venture, it achieved continuing growth in sales volume in 2006. The increased contribution from the joint venture in 2006 was a testament to the commitment from both our joint venture partner and the Group to improve

Chairman’s Statement
operational efficiency and profitability by increasing the domestic components ratio and launching new products in China, such as the new 5-Series long-wheelbase version. With even greater cooperation with our strategic partner planned for 2007, we believe the BMW Brilliance joint venture is well positioned to challenge the leading position in the premium sedan segment in China.
With the improved performance in 2006, the Group has strengthened the foundation on which to build its future business. Looking ahead to 2007, the Group’s Zhonghua products are maintaining strong sales momentum, with over 28,000 vehicles sold in the first quarter, a year-on-year increase of over 500%. The Group will continue to enrich its product portfolio and heighten its brand recognition by introducing new products, such as the home-grown 1.8T-engine to be installed in our Zhonghua sedans. The Group will proactively seek to capture new market opportunities, while at the same time focusing on enhancing product quality and streamlining operations to improve production efficiency. The Group will continue to work closely with our strategic partners to increase sales volume and market share in all the segments in which we operate, while at the same time implementing further cost cutting measures, including the deepening of component localization for our BMW vehicles, with the ultimate goal of enhancing the profitability of our operations.
Finally, I would like to take this opportunity to express my sincere appreciation to our shareholders and staff for their continued dedication and commitment to the Group.

Wu Xiao An
(also known as Ng Siu On)
Chairman
20th April, 2007

Management’s Discussion & Analysis
BUSINESS REVIEW
The consolidated net sales of the Company and its subsidiaries (the “Group”), including Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd, (“Ningbo Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”), Shenyang ChenFa Automobile Component Co., Ltd. (“Shenyang ChenFa”), Shenyang Jindong Development Co., Ltd. (“Shenyang Jindong”), Shanghai Hidea Auto Design Co., Ltd. (“Shanghai Hidea”) and Shenyang Brilliance Power Train Machinery Co., Ltd. (“Shenyang Brilliance Power”) for the year ended 31st December, 2006 were RMB10,484.8 million, representing a 91.7% increase from RMB5,469.0 million for the year ended 31st December, 2005. The increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans in 2006.
Shenyang Automotive sold 66,245 minibuses in 2006, representing a 10.4% increase from approximately 60,000 minibuses sold in 2005. Of these vehicles sold, 52,049 were mid-priced minibuses, representing a 4.0% increase from approximately 50,060 units sold in 2005. Unit sales of deluxe minibuses increased by 42.8% from approximately 9,940 units in 2005 to 14,196 units in 2006. Shenyang Automotive sold 62,281 Zhonghua sedans in 2006, representing a 592.0% increase from approximately 9,000 sedans sold in 2005. 26,496 units of the Zhonghua Zunchi model were sold in 2006, representing a 394.0% increase from 2005, whereas the new Junjie model, which was launched in March 2006, registered a sale of 35,367 units during the year.
Cost of sales rose by 99.8% from RMB4,964.8 million in 2005 to RMB9,918.7 million in 2006. The increase was primarily due to the increase in unit sales of both minibuses and Zhonghua sedans. However, the average unit costs for both the minibuses and Zhonghua sedans decreased in 2006, mainly due to the improvement in production efficiency and economies of scale together with the decrease in cost of components.
Despite the increase in sales and decrease in unit costs, the overall gross profit margin of the Group decreased from 9.2% in 2005 to 5.4% in 2006, as a result of the significant increase in sales of Zhonghua sedans which have yet to reach profitability in 2006, as well as a shift in product mix to lower-margin products.
Other revenue increased by 114.3% from RMB135.9 million in 2005 to RMB291.2 million in 2006. The increase was primarily due to the increase in sales of scrap materials.
Selling expenses increased by 37.8% from RMB436.5 million in 2005, to RMB601.3 million in 2006. The increase was mainly due to the increase in advertising, promotion and marketing expenses as well as transportation costs for finished products resulting from the increase in sales volume of Zhonghua sedans and minibuses in 2006. The selling expenses as a percentage of turnover decreased from 8.0% in 2005 to 5.7% in 2006 as the rate of increase in turnover exceeded that of advertising, promotion and marketing expenses in 2006.
General and administrative expenses increased by 2.6% from RMB616.3 million in 2005 to RMB632.2 million in 2006, mainly as a result of the increase in staff costs.
Other operating expenses increased by 55.7% from RMB89.1 million in 2005 to RMB138.7 million in 2006, resulting mainly from the increase in sales volume of the scrap materials.
Interest expense net of interest income decreased by 17.2% from RMB174.7 million in 2005 to RMB144.7 million in 2006, resulting mainly from the increase in interest income from deposits placed with banks and a financial institution.

Management’s Discussion & Analysis (Cont’d)
In 2006, the Group recognised a loss of RMB73.2 million on the change in fair value of the embedded conversion option of the convertible bonds due 2011 in accordance with the Hong Kong Financial Reporting Standards.
The Group’s share of operating results of associates and jointly controlled entities (excluding an impairment loss on goodwill in a jointly controlled entity) increased by 204.7% from RMB49.0 million in 2005 to RMB149.3 million in 2006. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49.5% indirectly owned jointly controlled entity, and an associate in 2006. The Group also recognised an impairment loss on goodwill in a jointly controlled entity in the amount of RMB73.3 million in 2006 in relation to one of our engine joint ventures.
Net profits contributed to the Group by BMW Brilliance increased by 237.7% from RMB31.6 million in 2005 to RMB106.7 million in 2006. The BMW joint venture achieved sales of 23,600 BMW sedans in 2006, an increase of 34.8% as compared to 17,501 BMW sedans in 2005.
The Group recorded a loss before taxation amounting to RMB656.8 million in 2006 as compared to that of RMB1,156.4 million in 2005. Taxation decreased by 46.2% from RMB89.1 million in 2005 to RMB47.9 million in 2006, resulted mainly from the recognition of certain deferred tax assets as expenses in 2005.
As a result, the Group’s loss attributable to equity holders of the Company decreased by 38.7% from RMB649.6 million in 2005 to RMB398.4 million in 2006. Basic loss per share in 2006 amounted to RMB0.1086 against that of RMB0.1771 in 2005. Diluted loss per share in 2006 and 2005 were the same as the basic loss per share for the two respective years.
LIQUIDITY AND FINANCIAL RESOURCES
As at 31st December, 2006, the Group had RMB1,468.1 million in cash and cash equivalents, RMB616.8 million in short-term bank deposits and RMB1.625.1 million in pledged short-term bank deposits. The Group had notes payable of RMB2,179.2 million and outstanding short-term bank borrowings of RMB500.0 million, but had no long-term bank borrowings outstanding as at 31st December, 2006.
On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., (“Brilliance Auto Finance”) issued zero coupon guaranteed convertible bonds due 2008 (the “Convertible Bonds 2008”) with a principal amount of US$200.0 million (equivalent to approximately RMB1,654.3 million at the time of issue). Up to 31st December, 2006, all of the Convertible Bonds 2008 had been repurchased on the Luxembourg Stock Exchange or redeemed by Brilliance Auto Finance. Total consideration for the repurchase and redemption amounted to approximately US$202.5 million (equivalent to approximately EMB1,598.3 million). The Convertible Bonds 2008 had been cancelled and, in January 2007, were delisted from the Luxembourg Stock Exchange.
On 7th June, 2006, the Company, through its wholly owned subsidiary, Brilliance China Finance Limited (“Brilliance Finance”), issued zero coupon guaranteed convertible bonds due 2011 (the “Convertible Bonds 2011”) with a principal amount of US$182,678,000 (equivalent to approximately RMB1,460.8 million at the time of issue). The Convertible Bonds 2011 are listed on The Singapore Exchange Securities Trading Limited. Up to 31st December, 2006, none of the Convertible Bonds 2011 had been repurchased or redeemed by Brilliance Finance or converted into ordinary shares of the Company.
CONTINGENT LIABILITIES
Details of the contingent liabilities are set out in note 41 to the financial statements.

Management’s Discussion & Analysis (Cont’d)
DEBT TO EQUITY RATIO
As at 31st December, 2006, the debt to equity ratio, computed by dividing total liabilities by total equity attributable to equity holders of the Company, was approximately 1.50 (31st December, 2005: 1.29). The increase of the ratio is primarily due to the increase in accounts payable balances as at 31st December, 2006 as a result of the increased level of operations in 2006.
USE OF PROCEEDS
On 7th June, 2006, Brilliance Finance issued the Convertible Bonds 2011. The net proceeds of the sale of the Convertible Bonds 2011 were approximately US$178.8 million. As of 31st December, 2006, a portion of the net proceeds had been applied for the on-market repurchase and redemption of the Convertible Bonds 2008. The unused balance of the net proceeds have been placed with banks and financial institutions as interest-bearing, foreign currency denominated short-term deposits.
FOREIGN EXCHANGE RISKS
The Group does not consider exchange rate fluctuations to have any material effect on the overall financial performance of the Group, but may consider entering into hedging transactions through exchange contracts in order to minimise foreign exchange risks, if and when necessary. There were no outstanding hedging transactions as at 31st December, 2006.
EMPLOYEES AND REMUNERATION POLICY
The Group employed approximately 11,000 employees as at 31st December, 2006 (31st December, 2005: approximately 8,900). Employee costs (excluding directors’ emoluments) amounted to approximately RMB419.1 million for the year ended 31st December, 2006 (2005: approximately RMB321.5 million). The Group will endeavour to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions and that employees are rewarded on a performance-related basis and eligible for share options under the share option scheme adopted by the Company. More details in respect of the Company’s emolument policy and the basis of determining the emolument payable to the Company’s directors are set out in note 12(b) to the financial statements.

Directors, Senior Management and Company Secretary
EXECUTIVE DIRECTORS
Mr. Wu Xiao An (also known as Mr. Ng Siu On), age 45, has been the Chairman of the board of directors (the “Board”) of the Company since June 2002, and an executive director since 1994. He is responsible for the overall management and strategy of the Company. He was the Vice Chairman and the Chief Financial Officer of the Company from 1994 to June 2002. He is also a director of Huachen Automotive Group Holdings Company Limited (“Huachen”) and Shenyang Automotive. Mr. Wu holds a Bachelor of Arts Degree from Beijing Foreign Languages Institute and a Master of Business Administration Degree from Fordham University in New York. He was the Deputy Manager of the Bank of China, New York Branch from 1988 to 1993.
Mr. Qi Yumin, age 47, has been an executive director, the President and the Chief Executive Officer of the Company since January 2006. He is a senior engineer. Since December 2005, Mr. Qi has been the Chairman and President of Huachen. Prior to joining Huachen, Mr. Qi has held offices as the Chairman and the general manager of Dalian Heavy Industries Co., Ltd. and as the Chairman and the President of DHI. DCW Group Co., Ltd. He was the Vice Mayor of Dalian Municipal Government from October 2004 to December 2005. Mr. Qi is currently a member of the National People’s Congress of the People’s Republic of China (CPC) Dalian Committee and a member of the Chinese People’s Political Consultative Conference (CPPCC) Liaoning Provincial Committee. Mr. Qi holds a Bachelor Degree in Engineering Science from Xi’an University of Technology and a Master Degree of Business Administration from Dalian University of Technology.
Mr. He Guohua, age 56, has been an executive director of the Company since September 2005. Mr. He is currently a director and Vice President of Huachen and the Vice Chairman and a director of Shenyang Automotive. He is also a director and the Chairman of Shenyang JinBei Automotive Co., Ltd (“JinBei”, an A-share listed company in the People’s Republic of China (the “PRC”)). Mr. He previously worked as an engineer of Shenyang First Machine Tools Factory and was a Director of Shenyang Planning & Economic Commission, a Director of Shenyang Economic & Trade Commission, a Deputy Director of Shenyang Automotive Development Office and the Chairman and General Manager of Shenyang Automotive Assets Operation Corporation. Mr. He is a Senior Engineer in electrical engineering. He graduated from Hefei University of Technology, majoring in Micro Computer Science in 1984.
Mr. Wang Shiping, age 50, has been an executive director of the Company since September 2005. Mr. Wang is currently a director and Vice President of Huachen and a director of Shenyang Automotive. He is a director and the Chairman of Shanghai Shenhua Holdings Co., Ltd.. Mr. Wang was previously the Deputy Head Engineer of Radiator Branch Company of China First Automobile Group Corporation (“FAW”), the General Manager of FAW-ZEXEL Air-Condition Branch Company, the Deputy General Manager and Director of Strategic Planning of Fawer Automobile Part Co., Ltd.. Mr. Wang is a Senior Engineer (Researcher) in corporate management. He graduated from Anshan Iron & Steel University in 1982 and was awarded a Degree in Bachelor of Engineering. He was also awarded a Master of Business Economics Degree by the Graduate School of the Chinese Academy of Social Sciences in 1998.
Mr. Lei Xiaoyang, age 50, was a non-executive director of the Company from June 2003 to June 2005 and was redesignated as an executive director effective June 2005. He has been the Chief Financial Officer of the Company since October 2006. Mr. Lei is currently a director and the chief financial officer of Shenyang Automotive. He has been a director of Shanghai Shenhua Holdings Co., Ltd. since June 2006 and the Deputy Chief Economist as well as General Manager of the Department of Asset Operations in Huachen since January 2003. He was the Assistant President of Liaoning International Trust and Investment Corporation from June 1996 to September 2002, and was in charge of the Financing Department, Accounting Department, Strategic Planning Department and Securities Department Mr. Lei holds a Bachelor of Engineering Degree from the Shenyang Polytechnic University and a Master of Finance Degree from Liaoning University as well as a Master of Business Administration Degree from Roosevelt University.

Directors, Senior Management and Company Secretary (Cont’d)
INDEPENDENT NON-EXECUTIVE DIRECTORS
Mr. Xu Bingjin, age 67, has been an independent non-executive director of the Company since June 2003. Mr. Xu is currently the Chairman of The Association of Sino-European Economic and Technical Cooperation. He was formerly an Assistant Minister of The Ministry of Foreign Trade and Economic Cooperation, a director of the Office of National Mechanic and Electronic Products Importation and Exportation and a Senior Consultant of the World Trade Organization Research Association. Mr. Xu received a Bachelor of Science Degree in Engineering Economics from Jilin University of Technology in 1964 and holds the title of Senior Engineer.
Mr. Song Jian, age 50, has been an independent non-executive director of the Company since September 2004. Mr. Song is currently the Executive Vice President of the Tsinghua Automotive Engineering Institute, the Deputy Dean of the Automotive Engineering Department in Tsinghua University, the Vice Director of the National Laboratory in Automotive Safety and Energy and an advisor to the Beijing Government in Science and Technology. In 1998, Mr. Song was awarded the Award of Outstanding Science and Technology Person in the China Automotive Industry. In 2005, he was ranked first in the Class One China Automotive Industry and Technology Advancement Award. In 2006, Mr. Song was awarded jointly by The China Association of Automotive Industry. The China Society of Automotive Engineering and The China Automotive News the best chief designer of the automobile industry in the PRC. Mr. Song holds a Bachelor Degree and a Doctorate Degree, both in Engineering Science, from Tsinghua University. He is currently a professor of automotive dynamics and control engineering at Tsinghua University.
Mr. Jiang Bo, age 47, has been an independent non-executive director of the Company since September 2004. Mr. Jiang is an accountant, a certified public accountant and a certified public valuer in the PRC. He has been the general manager of Liaoning Reanda Certified Public Accountants in the PRC since 1999 and was a director of Dandong Zhongpeng Accounting Firm from 1993 to 1999. Mr. Jiang has over 10 years of experience in auditing financial statements of companies listed on the stock exchanges of the PRC. Mr. Jiang has been a certified public valuer since 1998 and has been involved in asset appraisals of companies in preparation for listing in the PRC. He has participated in various listing projects of state-owned enterprises in the PRC and overseas and has gained experience in reviewing and analyzing the audited financial statements of companies listed in the PRC. Mr. Jiang has worked with one of the “Big-4” international accounting firms in the auditing of a state-owned enterprise. Mr. Jiang holds a Bachelor of Science Degree in Mathematics from Liaoning University and a diploma in Accounting from the Central Finance and Economics University.
SENIOR MANAGEMENT
Mr. Lei Xiaoyang, age 50, has been the Chief Financial Officer of the Company since October 2006. For his biography, please refer to the above.
Ms. Zhang Ruiping, age 36, has been the qualified accountant of the Company since November 2004. Ms. Zhang is the head of the financial department of the Group. She graduated from Shanghai University of Finance and Economics. She is a qualified PRC accountant and also a PRC certified public accountant registered as an individual member with the Shanghai Institute of Certified Public Accountants. She worked at the financial department of China Merchants Group, Hong Kong from 1996 to 1999 and was the manager of the finance department of Shanghai Shenhua Holdings Co., Ltd. from 1999 to 2003. On 7th September, 2005, The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granted a 3-year conditional waiver to the Company commencing from 15th April, 2005 from strict compliance with Rule 3.24 of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”). Particulars of the waiver are set out in the announcements made by the Company dated 21st April, 2005 and 8th September, 2005, respectively.

Directors, Senior Management and Company Secretary (Cont’d)
COMPANY SECRETARY
Ms. Lam Yee Wah Eva, has been the Company Secretary of the Company since June 2005. Ms. Lam is an associate of The Hong Kong Institute of Chartered Secretaries and an associate of The Institute of Chartered Secretaries and Administrators. Ms. Lam graduated from The City University of Hong Kong with a Bachelor of Arts (Honours) Degree in Public and Social Administration. She was also awarded a Postgraduate Diploma in Corporate Administration in The City University of Hong Kong. Prior to joining the Group, Ms. Lam has five years’ experience in an international accounting and auditing firm in Hong Kong and has worked for two companies listed in Hong Kong.

Report of Directors
The directors of the Company present this report together with the audited financial statements of the Group for the year ended 31st December, 2006.
PRINCIPAL ACTIVITIES
The Company is a holding company. The principal activities of its subsidiaries are set out in note 19 to the financial statements. The operating businesses of the Group are divided primarily into the manufacture and sale of (1) minibuses and automotive components and (2) sedans.
Prior to May 1998, the Company’s sole operating asset was its interests in Shenyang Automotive. As a result, the Company’s historical results of operations had been primarily driven by the sales price, sales volume and cost of production of Shenyang Automotive’s minibuses. With a view to maintain quality, ensure a stable supply of certain key components and develop new businesses and products, the Company acquired interests in various suppliers of components and established joint ventures in the PRC since May 1998. With additional investments and joint ventures, the Company’s income base has since been broadened and its future financial performance diversified from that of just Shenyang Automotive.
In May 1998, the Company acquired indirect interests in two components suppliers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned PRC enterprise primarily engaged in the production of automobile window molding, stripping and other auto components; and a 50% equity interest in Mianyang Xinchen Engine Co. Ltd. (“Mianyang Xinchen”), a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ningbo Ruixing and Mianyang Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In 2001, in order to maintain their preferential tax treatment from the PRC government, all three companies began manufacturing automotive components as well.
In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”), a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired a 100% equity interest in Dongxing Automotive, a foreign-invested manufacturer of automotive components in the PRC.
In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in the PRC. The Zhonghua sedans were launched in the market in August 2002.
On 27th March, 2003, the Company, through its indirect subsidiary, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW-designed and branded sedans in the PRC. The registered capital and total investment cost of the joint venture is Euro 150 million and Euro 450 million, respectively. At that time, the Company’s effective interests in SJAI and the joint venture with BMW were 81.0% and 40.5%, respectively. On 28th April, 2003, the Company increased its effective interests in SJAI from 81.0% to 89.1% and thereby increased its effective interests in the joint venture with BMW from 40.5% to 44.55%. On I6th December, 2003, the Company further increased its effective interests in SJAI from 89.1% to 99.0% and thereby increased its effective interests in the joint venture with BMW from 44.55% to 49.5%.
On 29th December, 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interests in JinBei, the joint venture partner of Shenyang Automotive and a supplier of automotive components for the Group’s minibuses and sedans. JinBei is an A-share company listed on the Shanghai Stock Exchange. As a result of JinBei’s recent share reform, which took place in August 2006 converting all issued shares of JinBei into tradable shares, the

Report of Directors (Cont’d)
Company’s 40.1% interest in JinBei has been reduced to 33.05%. Upon obtaining the approvals from the relevant government authorities and completion of the proposed acquisition, the Company’s effective interests in Shenyang Automotive will increase from 51.0% to approximately 63.9%.
On 19th October, 2004, the Company, through its direct subsidiary, Beston Asia Investment Limited, entered into an agreement with Ms. Chen Qiuling for the acquisition of her 49% interests in Ningbo Yuming. Approvals of the acquisition have been obtained from the relevant PRC government authorities and Ningbo Yuming became a wholly owned subsidiary of the Company on 25th November, 2004.
On 7th August, 2006, the Company, through its wholly owned subsidiary, Southern State Investment Limited (“Southern State”), entered into an agreement for the disposal of 3.5% equity interest in Mianyang Xinchen by Southern State to an independent third party. Upon obtaining the approvals from the relevant government authorities and completion of the proposed transfer, the Company’s effective interests in Mianyang Xinchen will decrease from 50.0% to 46.5%.

Report of Directors (Cont’d)
TURNOVER AND CONTRIBUTION
The Group’s turnover and contribution to loss from operations for the year ended 31st December, 2006, analysed by product category, are as follows:

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,533,953	5,190,129	—	10,724,082
Intersegment sales	(239,328)	—	—	(239,328)

	5,294,625	5,190,129	—	10,484,754

Segment results	239,718	(750,827)	—	(511,109)
Unallocated costs				(3,750)

Operating loss				(514,859)
Interest income				90,738
Interest expenses				(235,418)
Change in fair value of embedded conversion option of Convertible Bonds 2011				(73,202)
Share of results of:
Associates	(266)	50,184	—	49,918
Jointly controlled entities	(7,290)	—	106,692	99,402
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(656,764)
Taxation				(47,879)

Loss for the year				(704,643)

Report of Directors (Cont’d)
FINANCIAL RESULTS
The results of the Group for the year ended 31st December, 2006 are set out in the financial statements of the Group on page 44.
CASH FLOW POSITION
The cash flow position of the Group for the year ended 31st December, 2006 is set out and analysed in the consolidated cash flow statement on pages 48 and 49 and in note 39 to the financial statements.
DIVIDEND
The directors do not recommend the payment of any dividend in respect of the year ended 31st December, 2006 (2005: nil).
CLOSURE OF REGISTER OF MEMBERS
The Hong Kong branch register of members of the Company will be closed from Wednesday, 20th June, 2007 to Friday, 22nd June, 2007, both days inclusive, during which period no transfer of shares will be registered. In order to qualify for attending the forthcoming annual general meeting of the Company, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-16, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong for registration not later than 4:30 p.m. on Monday, 18th June, 2007.
FIVE-YEAR FINANCIAL SUMMARY
A summary of the results, assets and liabilities of the Group for the past five financial years is set out on page 3.
RESERVES
Movements in the reserves of the Group and the Company during the year ended 31st December, 2006 are set out in note 37 to the financial statements.
PROPERTY, PLANT AND EQUIPMENT
The movements of property, plant and equipment of the Group for the year ended 31st December, 2006 are set out in note 16 to the financial statements.
SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES
Particulars of the subsidiaries, associates and jointly controlled entities are set out in notes 19, 20 and 21, respectively to the financial statements.

Report of Directors (Cont’d)
SHARE CAPITAL
Details of the Company’s share capital as of 31st December, 2006 are set out in note 36(a) to the financial statements.
At a special general meeting held on 12th February, 2007, shareholders of the Company approved the increase of the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of par value of US$0.01 each.
SHARE OPTIONS
1999 Share Option Scheme
With an aim to provide incentives and rewards to eligible participants who contribute to the success of the Group, on 18th September, 1999, shareholders of the Company adopted a share option scheme which came into effect on 20th October, 1999 (the “1999 Share Option Scheme”).
Pursuant to the 1999 Share Option Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors, of the Company and/or any of its subsidiaries, to take up options to subscribe for ordinary shares of par value of US$0.01 each in the share capital of the Company (the “Shares”).
A consideration of HK$1.00 is payable on acceptance of the offer of grant of an option.
The maximum number of Shares in respect of which options may be granted under the 1999 Share Option Scheme (and any other share option scheme of the Company and its subsidiaries) shall not exceed 10% of the issued share capital of the Company from time to time, excluding any Shares allotted and issued on exercise of options granted pursuant to the 1999 Share Option Scheme.
No option shall be granted to any one person which if exercised in full would result in the total number of Shares already issued and issuable to him/her under all the options previously granted to him/her would exceed 25% of the aggregate number of Shares for the time being issued and issuable under the 1999 Share Option Scheme.
The subscription price per Share in respect of any option granted under the 1999 Share Option Scheme shall be determined by the directors at their absolute discretion, but in any event shall not be less than the higher of (a) 80% of the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet for the five trading days immediately preceding the relevant offer date or (b) the nominal value of a Share of the Company.
On 28th June, 2002, the 1999 Share Option Scheme was terminated. Pursuant to clause 13.1 of the 1999 Share Option Scheme, all the share options granted and remained outstanding prior to such termination shall continue to be valid and exercisable in accordance with the terms of the grant and the 1999 Share Option Scheme.

Report of Directors (Cont’d)
Details of the share options outstanding as at 31st December, 2006 under the 1999 Share Option Scheme are set out as follows:

	Number of share options							Subscription
	Outstanding				Outstanding			price per
	as at 1st	Granted	Exercised	Lapsed	Cancelled	as at 31st		Share of the
Category and	January,	during	during	during	during	December,		Company
name of participant	2006	the year	the year	the year	the year	2006	Option period	(HK$)

Director
Wu Xiao An	2,800,000	—	—	—	—	2,800,000	2nd June, 2001 to	1.896
	(Note)						1st June, 2011

Total	2,800,000	—	—	—	—	2,800,000

Note: The share options were granted on 2nd June, 2001 and vested immediately upon the grant and are exercisable within a period of 10 years.
As none of the above share options had been exercised during the year ended 31st December, 2006, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.
The directors consider that it is not appropriate to state the value of the outstanding share options granted under the 1999 Share Option Scheme given that the variables which are critical for the calculation of the value of such outstanding share options cannot be determined. The variables which are critical for the determination of the value of such share options include the subscription price for the Shares upon the exercise of the subscription rights attaching to the share options, which may be adjusted under certain circumstances, and whether or not such share options will be exercised by the grantees. The directors are of the view that the value of the share options depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions, and accordingly, believe that any calculation of the value of the share options would not be meaningful.
New Share Option Scheme
To comply with the amendments to Chapter 17 of the Listing Rules, which came into effect on 1st September, 2001, the Company adopted a new share option scheme on 28th June, 2002 (the “New Share Option Scheme”). The purpose of the New Share Option Scheme is to provide incentives or rewards to eligible participants for their contribution to the Group and/or to enable the Group to recruit and retain high-calibre employees and attract human resources that are valuable to the Group and any entity in which the Group holds any equity interest (the “Invested Entity”). The New Share Option Scheme came into effect on 15th July, 2002.
Pursuant to the New Share Option Scheme, the directors of the Company may, at their absolute discretion, invite the following persons to take up options to subscribe for Shares of the Company: (a) any eligible employee as defined in the New Share Option Scheme; (b) any non-executive director (including independent non-executive directors) of the Company, any of its subsidiaries or any Invested Entity; (c) any supplier of goods or services to any member of the Group or any Invested Entity; (d) any customer of the Group or any Invested Entity; (e) any person or entity acting in their capacities as advisers or consultants that provides research, development or other technological support to the Group or any Invested Entity; and (f) any shareholder of any member of the Group or any Invested Entity or any holder of any securities issued by any member of the Group or any Invested Entity determined by the directors of the Company having contributed or may contribute to the development and growth of the Group and any Invested Entity.

Report of Directors (Cont’d)
A consideration of HK$1.00 is payable on acceptance of the offer of grant of an option.
The maximum number of Shares which may be issued upon exercise of all options (excluding, for this purpose, options which have lapsed in accordance with the terms of the New Share Option Scheme and any other share option scheme of the Company) to be granted under the New Share Option Scheme and any other share option scheme of the Company must not in aggregate exceed 10% of the Shares in issue as at the date of approval of the New Share Option Scheme (i.e. 366,605,290 Shares, representing 9.99% of the total number of Shares in issue as at the date of this annual report).
The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Share Option Scheme and any other share option scheme of the Company (including both exercised or outstanding options) to each participant in any 12-month period shall not exceed 1% of the issued share capital of the Company for the time being. Any further grant of options in excess of the 1% limit shall be subject to shareholders’ approval in general meeting with such participant and his associates abstaining from voting.
The subscription price per Share in respect of any option granted under the New Share Option Scheme shall be a price determined by the directors, but shall not be lower than the higher of (a) the closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet on the date of grant, which must be a trading day; (b) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheet for the five trading days immediately preceding the date of grant; or (c) the nominal value of a Share of the Company.
The New Share Option Scheme will remain in force for a period of 10 years from 15th July, 2002. The period during which an option may be exercised will be determined by the directors in their absolute discretion, save that no option shall be exercised later than 10 years from the date of grant.

Report of Directors (Cont’d)
Details of the share options outstanding as at 31st December, 2006 under the New Share Option Scheme are set out as follows:

	Number of share options							Subscription
	Outstanding					Outstanding		price per
	as at 1st	Granted	Exercised	Lapsed	Cancelled	as at 31st		Share of the
Category and name	January,	during the	during the	during the	during the	December,		Company
of participants	2006	year	year	year	year	2006	Option period	(HK$)

Directors
Wu Xiao An	—	8,000,000 (Note)	—	—	—	8,000,000	28th December, 2006 to 27th December, 2016	1.32
Qi Yumin	—	7,000,000 (Note)	—	—	—	7,000,000	28th December, 2006 to 27th December, 2016	1.32
He Guohua	—	3,000,000 (Note)	—	—	—	3,000,000	28th December, 2006 to 27th December, 2016	1.32
Wang Shiping	—	3,000,000 (Note)	—	—	—	3,000,000	28th December, 2006 to 27th December, 2016	1.32
Lei Xiaoyang	—	3,000,000 (Note)	—	—	—	3,000,000	28th December, 2006 to 27th December, 2016	1.32
Employees (in aggregate)	—	8,750,000 (Note)	—	—	—	8,750,000	28th December, 2006 to 27th December, 2016	1.32
Others (in aggregate)	—	3,000,000 (Note)	—	—	—	3,000,000	28th December, 2006 to 27th December, 2016	1.32

Total	—	35,750,000	—	—	—	35,750,000

Note:	The share options were granted on 28th December, 2006 and vested immediately upon the grant and are exercisable within a period of 10 years. The closing price of the Shares immediately before the date on which the options were granted is HK$1.28 per Share.
As none of the above share options had been exercised during the year ended 31st December, 2006, the weighted average closing price of the Shares immediately before the dates on which the share options were exercised is not disclosed herein.

Report of Directors (Cont’d)
The fair value of the share options granted under the New Share Option Scheme during the year was calculated using the Black-Scholes option pricing model. The following assumptions were used to determine the fair value of the share options at the date of grant:

Date of grant	28th December, 2006
Closing share price at the date of grant	HK$1.32
Exercise price	HK$1.32
Risk-free interest rate	3.480%-3.509%
Expected life of option	1-2 years
Expected volatility	42.64%
Expected dividend yield	0%
The value of an option varies with different variable of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.
The Group recognised total expenses of RMB11,281,000 for the year ended 31st December, 2006 (2005: Nil) in relation to share options granted by the Company under the New Share Option Scheme.
DIRECTORS
The directors of the Company who held office during the year ended 31st December, 2006 and up to the date of this annual report are:
Executive directors:

Mr. Wu Xiao An (Chairman)
Mr. Qi Yumin (Chief Executive Officer)	(appointed on 6th January, 2006)
Mr. He Guohua
Mr. Wang Shiping
Mr. Lei Xiaoyang (Chief Financial Officer)
Mr. Lin Xiaogang	(resigned on 6th January, 2006)

Non-executive director:

Mr. Wu Yong Cun	(retired on 23rd June, 2006)

Independent non-executive directors:

Mr. Xu Bingjin
Mr. Song Jian
Mr. Jiang Bo
Pursuant to bye-law 99 of the bye-laws of the Company, Mr. Xu Bingjin and Mr. Lei Xiaoyang will retire by rotation at the forthcoming annual general meeting of the Company.

Report of Directors (Cont’d)
Each of Mr. Xu Bingjin and Mr. Lei Xiaoyang, being eligible, will offer himself for re-election and the Board has recommended them for election at the forthcoming annual general meeting of the Company.
Details of the directors standing for re-election at the forthcoming annual general meeting are set out in a circular to be sent to the shareholders together with this annual report in late April 2007.
SUBSTANTIAL SHAREHOLDERS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 31st December, 2006, so far as is known to the directors or chief executives of the Company, the following persons other than a director or chief executive of the Company had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (the “SFO”):

	Number of Shares held/Approximate shareholding percentage
	Long		Short		Lending
Name of shareholders	position	%	position	%	pool	%

Huachen	1,446,121,500	39.42	—	—	—	—
Templeton Asset Management Ltd. (Note 1)	222,446,000	6.06	—	—	—	—
Brandes Investment Partners, L.P. (Note 2)	333,852,000	9.10	—	—	—	—
The Northern Trust Company (ALA)	—	—	—	—	190,012,000	5.18
Deutsche Bank Aktiengesellschaft (Note 3)	252,551,134	6.88	59,307,300	1.62	—	—
Notes:

1.	The 222,446,000 Shares are held in the capacity as investment manager.

2.	The 333,852,000 Shares are held in the capacity as investment manager.

3.	The 252,551,134 Shares are held as to 1,094,000 Shares in the capacity as beneficial owner and as to 251,457,134 Shares as security interest. The 59,307,300 Shares are held as to 1,053,400 Shares in the capacity as beneficial owner and as to 58,253,900 as security interest. 176,629,234 Shares in long position represent underlying interest in physically settled derivatives listed or traded on a stock exchange or traded on a futures exchange and 744,000 Shares in short position represent underlying interest in cash settled unlisted derivatives.
Save as disclosed herein, as at 31st December, 2006, there was no other person so far known to the directors or chief executives of the Company, other than a director or chief executive of the Company as having an interest or a short position in the Shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO.

Report of Directors (Cont’d)
DIRECTORS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES
As at 31st December, 2006, the interests and short positions of each director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

				Approximate
				shareholding	Number of
	Type of	Number of Shares held		percentage	share options
Name of directors	interests	Long position	Short position	%	granted

Wu Xiao An	Personal	—	—	—	2,800,000
					(Note 1)
	Personal	—	—	—	8,000,000
					(Note 2)
Qi Yumin	Personal	—	—	—	7,000,000
					(Note 2)
He Guohua	Personal	—	—	—	3,000,000
					(Note 2)
Wang Shiping	Personal	—	—	—	3,000,000
					(Note 2)
Lei Xiaoyang	Personal	—	—	—	3,000,000
					(Note 2)
Notes:

1.	The options to subscribe for 2,800,000 Shares were exercisable at any time during the 10-year period from 2nd June, 2001 at the subscription price of HK$1.896 per Share.

2.	The options were exercisable at any time during the 10-year period from 28th December, 2006 at the subscription price of HK$1.32 per Share.
Save as disclosed above, as at 31st December, 2006, none of the directors, chief executives of the Company or their respective associates had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he was taken or deemed to have under such provisions of the SFO); or were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or were required pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.

Report of Directors (Cont’d)
DIRECTORS’ RIGHT TO ACQUIRE SHARES OR DEBENTURES
Save as disclosed above, at no time during the year ended 31st December, 2006 was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares or debentures of the Company or any other body corporate; and none of the directors, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.
DIRECTORS’ INTERESTS IN CONTRACTS
No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries or associates was a party and in which any director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.
DIRECTORS’ SERVICE CONTRACTS
Mr. Wu Xiao An, an executive director as at the date of this annual report, has entered into a service agreement with the Company dated 1st March, 2006 for a term of three years commencing from 1st March, 2006.
On 1st March, 2006, Mr. Qi Yumin, an executive director as at the date of this annual report, also entered into a service agreement with the Company for a term of three years commencing from 6th January, 2006.
On 1st July, 2004, Mr. He Guohua, an executive director as at the date of this annual report, entered into an employment contract for senior technician/management with the Company in relation to his appointment to the senior management of the Company for a term of three years commencing from 1st July, 2004.
Save as disclosed herein, no director proposed for re-election at the forthcoming annual general meeting has a service contract with members of the Group that is not determinable by the employer within one year without payment of compensation, other than statutory compensation.
PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES
Except as disclosed in the section headed “Liquidity and Financial Resources”, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company’s securities during the year.
ANALYSIS OF INTEREST CAPITALISED
Details of interest capitalised are set out in note 9 to the financial statements.
PRE-EMPTIVE RIGHTS
There are no provisions for pre-emptive rights under the Company’s bye-laws or the laws of Bermuda which oblige the Company to offer new Shares on a pro-rata basis to existing shareholders. Such obligations are provided for in the Listing Rules.

Report of Directors (Cont’d)
MAJOR CUSTOMERS AND SUPPLIERS
During 2006, the aggregate sales attributable to the Group’s five largest customers, excluding the Group’s associates and jointly controlled entities, represented approximately 21.49% of the Group’s turnover while the sales attributable to the Group’s largest customer was approximately 8.16% of the Group’s turnover. The aggregate purchases attributable to the Group’s five largest suppliers, excluding the Group’s associates and jointly controlled entities, during the year represented approximately 17.52% of the Group’s total purchases and the purchases attributable to the Group’s largest supplier represented approximately 5.69% of the Group’s total purchases.
None of the directors, their associates or any shareholders that, to the knowledge of the directors own more than 5% of the Company’s issued share capital, has any interests in the share capital of any of the five largest customers or suppliers of the Group.
PUBLIC FLOAT
Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this annual report, the Company has maintained the prescribed public float under the Listing Rules.
CONNECTED TRANSACTIONS
Continuing Connected Transactions
The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. On 16th December, 2005, members of the Group entered into certain framework agreements with JinBei and/or Shenyang Automotive for the purchase and/or sale of automobiles, materials and automotive components for a period of three financial years ending 31st December, 2008. At the time of entering into of the framework agreements, Shenyang Automotive was owned as to 51% by the Company and as to 49% by JinBei. Each of JinBei, its subsidiaries and associates (other than Shenyang Automotive) and Shenyang Automotive are connected persons of the Company within the meaning of the Listing Rules. At a special general meeting held on 10th February, 2006 (the “2006 SGM”), independent shareholders of the Company approved, among others, the entering into of the said continuing connected transactions pursuant to Chapter 14A of the Listing Rules (the “Continuing Connected Transactions”) and the annual caps of the Continuing Connected Transactions for the three financial years ending 31st December, 2008.

Report of Directors (Cont’d)
Details of the Continuing Connected Transactions and the actual monetary value for the financial year ended 31st December, 2006 are set out below:

				Actual monetary
				value for the
				financial year
				ended
				31st December,
				2006
Continuing Connected Transactions			Major type of products	RMB’000

A.	Purchases of materials and automotive components by members of the Group (including Shenyang Automotive) from JinBei and its subsidiaries and associates (other than Shenyang Automotive)

	1.	Purchases of materials and automotive components by Shenyang Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Seats, steering systems, fuel pumps and driving shafts	719,016

	2.	Purchases of materials and automotive components by Xing Yuan Dong from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Axles, torsion bars, gear boxes, seats and rubber products	145,825

	3.	Purchases of materials and automotive components by Dongxing Automotive from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Rubber products	16,701

	4.	Purchases of materials and automotive components by Ningbo Yuming from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Inside cutting, outside cutting and moulding	10,344

	5.	Purchases of materials and automotive components by Shenyang ChenFa from JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Driving shafts	3,569

B.	Purchases of materials and automotive components by members of the Group (other than Shenyang Automotive) from Shenyang Automotive

	1.	Purchases of materials and automotive components by Shenyang ChenFa from Shenyang Automotive	Gear boxes	91,029

	2.	Purchases of materials and automotive components by Dongxing Automotive from Shenyang Automotive	Component parts for rear axles and steel panels	45,031

Report of Directors (Cont’d)

				Actual monetary
				value for the
				financial year
				ended
				31st December,
				2006
Continuing Connected Transactions			Major type of products	RMB’000

	3.	Purchases of materials and automotive components by Shenyang Brilliance Power from Shenyang Automotive	Engine assembly and gear boxes	14,582

C.	Sale of automobiles, materials and automotive components by members of the Group to connected persons

	1.	Sale of automobiles and automotive components by Shenyang Automotive to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Press parts	166,284

	2.	Sale of materials and automotive components by Xing Yuan Dong to JinBei and its subsidiaries and associates (other than Shenyang Automotive)	Engines, gear boxes and seats	11,452

	3.	Sale of materials and automotive components by Ningbo Yuming to Shenyang Automotive	Side windows, floor depression bars and moulding	140,361

	4.	Sale of materials and automotive components by Dongxing Automotive to Shenyang Automotive	Rear axles, press parts, welding parts, paints and special vehicle modification	245,618

	5.	Sale of materials and automotive components by Xing Yuan Dong to Shenyang Automotive	Power trains, driving axle assembly, rear heaters and water tank assembly	1,872,914

	6.	Sale of materials and automotive components by Shenyang ChenFa to Shenyang Automotive	Power trains	1,216,488

	7.	Sale of materials and automotive components by Shenyang Brilliance Power to Shenyang Automotive	Power trains	3,763
The independent non-executive directors of the Company have reviewed and confirmed that the Continuing Connected Transactions have been entered into:
1.	in the ordinary and usual course of business of the Group;

Report of Directors (Cont’d)
2.	either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group than terms available to or from (as appropriate) independent third parties; and
3.	in accordance with the relevant agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.
Due to the unforeseen significant increase in the demand for the new model of the sedans of the Group since the second quarter of 2006 and other reasons as set out in the circular of the Company dated 19th January, 2007, the directors of the Company expected the actual monetary value of certain Continuing Connected Transactions for the financial year ended 31st December 2006 and/or one or both of the two financial years ending 31st December, 2008 will exceed the caps as approved by the shareholders at the 2006 SGM (the “Relevant Continuing Connected Transactions”). As stated in the announcement of the Company dated 15th December, 2006 and the circular dated 19th January, 2007, the directors proposed, among other things, to revise the maximum annual monetary value of the Relevant Continuing Connected Transactions for the two financial years ending 31st December, 2008 (Note). Relevant approval from independent shareholders was obtained at a special general meeting held on 12th February, 2007.
The auditors of the Company have reviewed the Continuing Connected Transactions and confirmed to the directors that the Continuing Connected Transactions:
1.	have received the approval of the directors;

2.	are in accordance with the pricing policies of the Group;

3.	have been entered into in accordance with the relevant agreements governing the transactions; and
4.	have not exceeded the 2006 annual caps as approved by the shareholders at the 2006 SGM, except for the monetary values of the Continuing Connected Transactions A1, A3, A4, A5, Bl, B2, Cl, C4 and C6 as mentioned above (Note).
Note: Please refer to the announcements of the Company dated 15th December, 2006 and the circular dated 19th January, 2007.
Financial assistance for 2006
On 16th December, 2005:
Xing Yuan Dong and Shenyang Automotive entered into an agreement for the provision of cross guarantee in respect of each other’s banking facilities in the amount of RMB350 million for a term of one year commencing from 1st January, 2006 to 31st December, 2006; and
Xing Yuan Dong and JinBei entered into an agreement for the provision of cross guarantee in respect of each other’s banking facilities in the amount of RMB385 million for a term of one year commencing from 1st January, 2006 to 31st December, 2006.
At the time of entering of the above agreements, Xing Yuan Dong was a wholly owned subsidiary of the Company whereas Shenyang Automotive was owned as to 51% by the Company and as to 49% by JinBei. Each of Shenyang Automotive and JinBei are connected persons of the Company within the meaning of the Listing Rules. At the 2006 SGM, independent shareholders of the Company approved the provision of the above cross guarantees for a period of one year from 1st January, 2006 to 31st December, 2006.

Report of Directors (Cont’d)
During 2006, Shenyang Automotive provided a guarantee in respect of Xing Yuan Dong’s banking facilities in the amount of RMB150 million while Xing Yuan Dong provided a guarantee in respect of Shenyang Automotive’s banking facilities in the amount of RMB350 million. Xing Yuan Dong also provided a guarantee in respect of JinBei’s banking facilities in the amount of RMB295 million.
Post balance sheet events
—	Additional continuing connected transactions for 2007 and 2008

On 12th February, 2007, independent shareholders of the Company approved, among other things, the entering into of a number of additional continuing connected transactions pursuant to Chapter 14A of the Listing Rules (the “Additional Continuing Connected Transactions”) by certain subsidiaries of the Company for the two financial years ending 31st December, 2008:
•	Purchases of materials and automotive components by each of Xing Yuan Dong and Shenyang Jindong from Shenyang Automotive;

•	Sale of materials and automotive components by Shenyang Jindong to JinBei and its subsidiaries and associates (other than Shenyang Automotive); and

•	Sale of materials and automotive components by each of Ningbo Ruixing, Shanghai Hidea, Mianyang Ruian and Shenyang Jindong to Shenyang Automotive.
Particulars of the materials and automotive components to be purchased from/sold to the connected parties and the maximum monetary value of the Additional Continuing Connected Transactions for 2007 and 2008 are set out in the circular of the Company dated 19th January, 2007.

—	Financial assistance for 2007

On 12th February, 2007, independent shareholders of the Company also approved the entering into of agreements by certain subsidiaries of the Company with connected parties for provision of the following financial assistance for a term of one year commencing from 1st January, 2007 to 31st December, 2007:
•	Provision of cross guarantees between Xing Yuan Dong and Shenyang Automotive for each other’s banking facilities in the amount of RMB1.5 billion; and

•	Provision of cross guarantee between Xing Yuan Dong and JinBei for each other’s banking facilities in the amount of RMB500 million.
Save as disclosed above, in the opinion of the directors, the transactions disclosed as related party transactions in note 38 to the financial statements do not constitute connected transactions as defined under the Listing Rules in force at the timing of the entering into of the relevant transactions.

Report of Directors (Cont’d)
AUDITORS
Moores Rowland Mazars were first appointed as auditors of the Company in 2004 upon the resignation of PricewaterhouseCoopers.
Moores Rowland Mazars will retire and be eligible to offer themselves for re-appointment. A resolution will be submitted to the forthcoming annual general meeting to authorise the Board to appoint auditors and to fix their remuneration.
By order of the Board
Wu Xiao An
(also known as Ng Siu On)
Chairman
Hong Kong,
20th April, 2007

Corporate Governance Report
CORPORATE GOVERNANCE
Maintaining an effective and solid corporate governance framework is one of the top priorities of the Company. This involves disclosure of our corporate practices to our shareholders in our annual report. We have complied with the code provisions of the “Code on Corporate Governance Practices” set out in Appendix 14 of the Listing Rules (the “CG Code”) throughout the accounting year ended 31st December, 2006, except for deviations from code provision A.4.1 which is explained in paragraph A.4 below.
The corporate governance principles of the Company emphasize a quality board, sound internal controls, and transparency and accountability to all shareholders.
A.	DIRECTORS
A.1	The Board

We are governed by the Board which assumes the responsibility for leadership and control of the Company. Our directors are collectively responsible for promoting the success of the Company by directing and supervising the affairs of the Company.

The Board is responsible for the management of the business and affairs of the Group with the objective of enhancing shareholder value and presenting a balanced, clear and understandable assessment of the Company’s performance, position and prospects in its annual and interim reports, other price-sensitive announcements, other financial disclosures as required under the Listing Rules, and reporting to regulators any information required to be disclosed pursuant to statutory requirements.

The Board has a fiduciary duty and statutory responsibility towards the Group. Other responsibilities and matters reserved to the Board are set out in paragraph D.1 below.

The Board meets regularly, normally four times each year with a meeting scheduled at approximately three months intervals and additional meetings would be arranged if and when necessary. The dates of regular Board meetings for each year are normally made available to all directors at the beginning of the year to provide sufficient notice to give all directors an opportunity to attend. Special Board meetings will be held when necessary. Matters on transactions where directors are considered having a conflict of interest or material interests would not be dealt with by way of written resolutions and a separate Board meeting shall be held where independent non-executive directors who have no material interests should be present at the meeting. Directors having a conflict of interest or material interests in a transaction before the meeting of the Board will declare his interest therein in accordance with the bye-laws of the Company, shall abstain from voting on the resolution and shall not be counted in the quorum present at the Board meeting.

Notices are given to all the directors for attending regular Board meetings approximately fourteen (14) days before the meetings. For other Board meetings, reasonable notices are generally given.

Board meetings involve the active participation, either in person or through other electronic means of communication, of a majority of directors. The Company Secretary assists the Chairman in preparing the meeting agenda, and each director may request the inclusion of items in the agenda. Directors are also consulted to suggest matters to be included in the agenda for all regular meetings of the Board.

Corporate Governance Report (Cont’d)
Minutes of the Board meetings are recorded in detail and draft minutes are circulated within a reasonable time after the meeting to all directors for review and comments before being approved by the Board. All the minutes of the meetings are properly kept by the Company Secretary and are available for inspection by the directors during normal office hours.
Participation of individual directors at Board meetings in 2006:

Number of meetings		8

Executive directors:
Mr. Wu Xiao An	8/8	(100%)
Mr. Qi Yumin (Note 1)	8/8	(100%)
Mr. Lin Xiaogang (Note 1)		—
Mr. He Guohua	8/8	(100%)
Mr. Wang Shiping	8/8	(100%)
Mr. Lei Xiaoyang	7/8	(87.5%)

Non-executive director:
Mr. Wu Yong Cun (Note 2)	3/3	(100%)

Independent non-executive directors:
Mr. Xu Bingjin	5/8	(62.5%)
Mr. Song Jian	8/8	(100%)
Mr. Jiang Bo	7/8	(87.5%)

Average attendance rate		93.1%

Notes:

1.	Mr. Lin Xiaogang resigned as an executive director effective 6th January, 2006 and Mr. Qi Yumin was appointed as an executive director in his place on 6th January, 2006. In 2006, no board meeting has been held prior to 6th January, 2006.

2.	Mr. Wu Yong Cun retired as a non-executive director effective 23rd June, 2006, at the conclusion of the annual general meeting held on that date. Prior to 23rd June, 2006, the Company has held three board meetings in 2006.
During 2006, apart from the eight meetings of the Board, consent/approval from the Board has also been obtained via circulation of written resolutions on a number of issues.

The Company has taken out appropriate insurance cover for its directors in respect of legal actions taken against directors and officers. The Board reviews the extent of the insurance cover every year.

A.2	Chairman and Chief Executive Officer

Code provision A.2.1 of the CG Code stipulates that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Corporate Governance Report (Cont’d)
The Company has segregated the roles of Chairman of the Board and Chief Executive Officer. Mr. Wu Xiao An is the Chairman of the Board and Mr. Qi Yumin is the Chief Executive Officer. On 20th June, 2005, the Board adopted a set of clear guidelines regarding the power and duties of the Chairman and the Chief Executive Officer, the particulars of which has been set out in the corporate governance report contained in the annual report of the Company for the year ended 31st December, 2005. No change has been made to the guidelines during the year ended 31st December, 2006.

A.3	Board composition

Currently the Board comprises eight directors: five executive directors and three independent non-executive directors. The current composition of the Board is as follows:

Membership of Board Committee(s)

Executive directors:
Mr. Wu Xiao An (Chairman)	Member of the Remuneration Committee
Mr. Qi Yumin (Chief Executive Officer)	Member of the Remuneration Committee
Mr. He Guohua	—
Mr. Wang Shiping	—
Mr. Lei Xiaoyang (Chief Financial Officer)	—

Independent Non-executive directors:
Mr. Xu Bingjin	Chairman of the Audit Committee
Chairman of the Remuneration Committee
Mr. Song Jian	Member of the Audit Committee
Member of the Remuneration Committee
Mr. Jiang Bo	Member of the Audit Committee
Member of the Remuneration Committee
The Listing Rules require every listed issuer to have at least three independent non-executive directors, at least one of whom must have appropriate professional qualifications, or accounting or related financial management expertise. Mr. Jiang Bo is an accountant, a certified public accountant and a certified public valuer in the PRC. Mr. Jiang has over ten years of experience in auditing financial statements of companies listed on the stock exchanges of the PRC, has participated in various listing projects of state-owned enterprises in the PRC and overseas and has experience in reviewing and analyzing the audited financial statements of companies listed in the PRC.
The Company has received from each of the independent non-executive directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Board has assessed the independence of all the independent non-executive directors and is satisfied of their independence.
The Board members do not have any family, financial or business relations with each other.
The biographies of our directors are set out on pages 9 and 10 of this annual report.
The list of directors is disclosed in all corporate communications issued by the Company pursuant to the Listing Rules from time to time.

Corporate Governance Report (Cont’d)
A.4	Appointments, re-election and removal of directors

Code provision A.4.1 of the CG Code stipulates that non-executive directors should be appointed for a specific term, subject to re-election.

Code provision A.4.2 stipulates that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after their appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Non-executive directors (including independent non-executive directors) of the Company do not have specific term of appointment. As the appointment of non-executive directors are subject to the retirement by rotation provisions in the bye-laws of the Company, the Board considers that it is not necessary to appoint the non-executive directors for a specific term. At every annual general meeting, one-third of the directors for the time being, or if their number is not three or in a multiple of three, the number nearest to but not greater than one-third, shall retire from office by rotation according to the bye-laws of the Company. All directors, including those appointed for a fixed term, are subject to the retirement by rotation provision in the bye-laws of the Company.

A director appointed by the Board to fill a casual vacancy shall hold office until the next following general meeting. A director appointed by the Board as an addition to the Board shall hold office until the next following annual general meeting.

The Board has not established a Nomination Committee for reviewing new appointments of directors and senior executives and management succession plans for executive directors and senior executives. The Board follows a formal, considered and transparent procedure for the appointment of new directors to the Board. The appointment of a new director is a collective decision of the Board, taking into consideration the candidate’s qualification, expertise, experience, integrity and commitment to his/her responsibilities within the Group. In addition, all candidates to be selected and appointed as a director must be able to meet the standards set out in Rules 3.08 and 3.09 of the Listing Rules. A candidate who is to be appointed as an independent non-executive director must also meet the independence criteria set out in Rule 3.13 of the Listing Rules.

Mr. Qi Yumin was appointed as an executive director and the Chief Executive Officer on 6th January, 2006 to fill the vacancy created by the resignation of Mr. Lin Xiaogang on the same day. The appointment of Mr. Qi Yumin was approved by the Board by written resolutions dated 6th January, 2006 and Mr. Qi Yumin has retired and was re-elected by the shareholders at the special general meeting held on 10th February, 2006.

To comply with the code provision A.4.2 which states that every director should be subject to rotation requirement at least once every three years and in accordance with bye-law 99, Mr. Xu Bingjin and Mr. Lei Xiaoyang will retire by rotation at the forthcoming annual general meeting of the Company to be held on 22nd June, 2007.

A.5	Responsibilities of directors

Each newly appointed director is provided with a package of orientation materials setting out the required duties and responsibilities of directors under the Listing Rules and other relevant statutory requirements of Hong Kong. An orientation as to a director’s duties and obligations under the Listing Rules and relevant legislations will be arranged for all newly appointed directors. Our directors are kept informed from time to time on the latest development of any changes to the regulatory requirements and the progress of compliance of applicable rules

Corporate Governance Report (Cont’d)
and regulations by the Company. Our Directors will also be updated from time to time on the business development and operation plans of the Company. All our directors are encouraged to participate in continuing professional development seminars and/or courses to update their skills and knowledge on the latest development or changes in the relevant statues, Listing Rules and corporate governance practices.

The functions of non-executive directors include the functions as specified in code provision A.5.2 (a) to (d) of the CG Code.

Every director is aware that he should give sufficient time and attention to the affairs of the Company.

The Company has adopted the standard set out in Appendix 10 — Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) of the Listing Rules, in relation to the dealings in securities of the Company by the directors.

Having made specific enquiry of all directors, during the year ended 31st December, 2006, the directors have complied with the standards set out in the Model Code.

The Company has also established on 17th June, 2005 written guidelines on no less exacting terms than the Model Code (the “Code for Securities Transactions by Employees”) for securities transactions by employees of the Company, its subsidiaries and its holding company (including directors of the Company’s holding company and its subsidiaries), who because of such office or employment, are likely to be in possession of unpublished price-sensitive information of the Company or its securities.

No incident of non-compliance of the Code for Securities Transactions by Employees by the employees during the year was noted by the Company.

A.6	Supply of and access to information

In respect to regular Board meetings, and so far as practicable in all other cases, an agenda and accompanying board papers are sent in full to all directors in a timely manner as permitted under the circumstances. Notices are given to all the directors for attending regular Board meetings fourteen (14) days before the meetings. For other Board meetings, reasonable notices are generally given. It has been the practice of the Board and accepted by all members of the Board that relevant information of Board meetings will be sent to all directors three (3) days in advance of the relevant meetings or any reasonable time before such meetings where it is not practicable to send out the information three (3) days in advance.

Members of the management have been reminded that they have an obligation to supply the Board and the Board committees with adequate information on a timely basis to enable each of them to make informed decisions. The Board and each director have separate and independent access to the Group’s senior management.

All directors are entitled to have access to board papers, minutes and related materials.

Corporate Governance Report (Cont’d)
B.	REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT
B.1	The level of remuneration and disclosure

The Remuneration Committee was established on 17th June, 2005 in accordance with the CG Code. During 2006, the Remuneration Committee has met three times. The existing members of the Remuneration Committee comprise Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. WuXiao An and Mr. Qi Yumin, both of whom are executive directors, are also members of the Remuneration Committee. Mr. Xu Bingjin is the chairman of the Remuneration Committee. The Terms of Reference of the Remuneration Committee are adopted with reference to the CG Code, including the specific duties set out in code provision B.1.3(a) to (f) of the CG Code.

The Remuneration Committee is responsible for making recommendations to the Board regarding the Group’s policy and structure for all remuneration of directors and senior management. The Remuneration Committee is authorised to seek any information it requires from any employee of the Group and has the power to request the executive directors and other persons to attend its meetings. The Remuneration Committee is also authorised to obtain outside professional advice and to secure the attendance of other persons with relevant experience and expertise if it considers as necessary.

Attendance of individual members at Remuneration Committee meetings in 2006:

Number of meetings		3

Mr. Xu Bingjin	2/3	(66.7%)
Mr. Song Jian	3/3	(100%)
Mr. Jiang Bo	3/3	(100%)
Mr. Wu Xiao An	3/3	(100%)
Mr. Qi Yumin (Note)	3/3	(100%)
Mr. Lin Xiaogang (Note)		—

Average attendance rate		93.3%

Note:	Mr. Lin Xiaogang resigned as a member of the Remuneration Committee on 6th January, 2006 and Mr. Qi Yumin was appointed as a member of the Remuneration Committee in his place on 6th January, 2006. In 2006, no Remuneration Committee meeting has been held prior to 6th January, 2006.
The work performed by the Remuneration Committee during 2006 included:
—	considered and approved a set of “Policy and Guidelines of The Remuneration Committee” for recommendation to the Board for its formal adoption;

—	reviewed and approved the terms of the service agreements of two executive directors of the Company;

—	conducted a review on the “Policy and Guidelines of The Remuneration Committee”;

Corporate Governance Report  (Cont’d)
—	reviewed and approved the annual director fees of the directors (including the three independent non executive directors) of the Company and the remuneration package of the senior management of the Company;

—	reviewed the director services agreements or employment contract for senior technician/management previously entered into between three executive directors and the Company; and

—	considered and approved the grant of share options under the New Share Option Scheme for recommendation to the Board for its formal approval.
During the process of consideration, no individual director will he involved in decisions relating to his own remuneration.
Full minutes of the Remuneration Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Remuneration Committee meetings are sent to all members of the Remuneration Committee for comments and approval.
The Remuneration Committee will make available its Terms of Reference, explaining its role and the authority delegated to it by the Board, on request. The Terms of Reference are also available on the website of the Company.
C.	ACCOUNTABILITY AND AUDIT
C.1	Financial reporting

Management shall provide such explanation and information to the Board as will enable the Board to make an informed assessment of the financial and other matters put before the Board for approval.

The directors are responsible for overseeing all financial aspects of the Company and for keeping proper accounting records and preparing financial statements of each financial period, which give a true and fair view of the state of affairs of the Group and of the results and cash flow for that period. In preparing the financial statements for the year ended 31st December, 2006, the directors have:
—	adopted all applicable Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants;

—	selected and applied consistently appropriate accounting policies;

—	made judgments and estimates that are prudent and reasonable; and

—	prepared the accounts on a going concern basis.
The Board is accountable to its shareholders for a clear and balanced assessment of the Company’s financial position and prospects. In this regard, the directors’ responsibility to present a balanced, clear and understandable assessment extends to annual and interim reports, other price-sensitive announcements and other financial disclosures required under the Listing Rules, and reports to regulators as well as to information required to be disclosed pursuant to statutory requirements.

Corporate Governance Report (Cont’d)
Financial results of the Group are announced in a timely manner in accordance with all statutory requirements, particularly the timeframe stipulated in Rule 13.49(1) and (6) of the Listing Rules.

All directors acknowledge their responsibility for preparing the financial statements for the year ended 31st December, 2006.

The Group’s external auditors are Moores Rowland Mazars (the “Auditors”).

For the year ended 31st December, 2006, the Auditors’ remuneration paid or payable in respect of the audit services and other non-audit services provided by the Auditors to the Group amounted to RMB2,800,000 and RMB1,900,000, respectively. Such non-auditing services mainly included conducting agreed-upon procedures on the 2006 interim consolidated financial statements and professional services in connection with the issue of the Convertible Bonds 2011.

The statement of the Auditors about their reporting responsibilities on the financial statements of the Group is set out in the Independent Auditors’ Report on pages 42 and 43 of this annual report.

C.2	Internal controls

The Board is entrusted with the overall responsibility of devising the Company’s system of internal controls and conducting an annual review of its effectiveness. This ensures that the Board oversees and monitors the Group’s overall financial position so that the interests of the shareholders are well protected and covered.

The Company has established an internal audit department and adopted an Internal Audit Charter for the internal audit department. The internal audit department has adopted the framework of internal controls proposed by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) and identified nine major operating subsidiaries/functions of the Company and a number of areas for review.

As stated in the interim report of the Company for the six months ended 30th June, 2006, the internal audit department had preliminarily completed the documentation of the internal controls of the subsidiaries/functions and identified key risks along with controls required to mitigate those risks as of 30th June, 2006.

Corporate Governance Report (Cont’d)
During the year of 2006, the management of the Company completed their annual assessment of the effectiveness of the Group’s internal control over financial reporting as of 31st December, 2006 in respect of the following areas: control environment, revenue cycle, purchases and inventory management, warranty claim procedures, expenses and payments, bank receipts and payments, human resources management, property, plant and equipment and intangible assets as well as maintenance of the general ledger. Certain deficiencies were identified and the management has designed correction policies to overcome such deficiencies. The major deficiencies identified and the recommended measures for improvements are summarized as follows:

Area for improvement	Recommended improvement measures

— Assessment of potential investments	— Sufficient information should be obtained for evaluating the expected returns, potential risks, resources and funding requirements, etc. of investments

— Significant investments should be approved by the board of directors of both the Company and the relevant subsidiary

— Evaluation of creditworthiness of potential customers	— Sufficient information, including background information, financial statements and past trading record, should be obtained to assess the creditworthiness of potential customers

— Monitoring credits risk	— Delivery should only be made after checking the available credit limit of the customer with credit limit granted

— Monitoring prepayment by the Group	— Responsible personnel should be assigned to monitor the status of prepayment

— Ageing analysis should be reviewed regularly with follow-up actions for recoverability for long outstanding amounts
The result of the review and recommendations for improvement were presented to the Audit Committee, which adopted the recommendations and presented the recommendations for improvements to the Board for implementation.
The internal control team of the Company is supervising staff from various departments of the Group to implement the corrective policies and measures. Once the corrective measures are in place, trial testing of the effectiveness of such measures will be conducted. The internal control team of the Company will continue with the review of the Group’s internal control and testing of the implementation of the controls measures to assess their effectiveness.

Corporate Governance Report (Cont’d)
With respect to procedures and internal controls for the handling of and dissemination of price-sensitive information:
—	the Group is fully aware of its obligations under the Listing Rules;

—	the Group conducts its affairs with close regard to the “Guide on Disclosure of Price-sensitive Information” issued by the Stock Exchange; and

—	through channels such as financial reporting and public announcements, the Group has implemented and disclosed its policy on fair disclosure by pursuing broad and non-exclusionary distribution of information to the public.
C.3	Audit Committee

The Audit Committee was established on 20th December, 1999 with reference to “A Guide for the Formation of an Audit Committee” issued by the Hong Kong Institute of Certified Public Accountants. The existing Terms of Reference of the Audit Committee was revised on 27th September, 2004 and 17th June, 2005, respectively. The Terms of Reference of the Audit Committee have included the duties set out in code provision C.3.3(a) to (n) of the CG Code. The existing members of the Audit Committee comprise Mr. Xu Bingjin, Mr, Song Jian and Mr. Jiang Bo, all of whom are independent non-executive directors. Mr. Xu Bingjin is the chairman of the Audit Committee. The Audit Committee does not have as a member a former partner of the Group’s existing audit firm.

During 2006, the Audit Committee met on two (2) occasions and discharged its responsibilities. Attendance of individual members at Audit Committee meetings in 2006:

Number of meetings		2

Mr. Xu Bingjin	2/2	(100%)
Mr. Song Jian	2/2	(100%)
Mr. Jiang Bo	1/2	(50%)

Average attendance rate		83.3%

During 2006, apart from the two meetings of the Audit Committee, consent/approval from the members of the Audit Committee has also been obtained via circulation of written resolutions on a number of issues.
The principal duties of the Audit Committee included reviewing the Company’s financial controls, internal control and risk management system, annual report and accounts and half-year report.
The following is a summary of the work performed by the Audit Committee during 2006:
—	approved the appointment of Chief Internal Auditor and Internal Audit Charter for the internal audit department;

—	reviewed the Auditor’s management letter and management’s response;

Corporate Governance Report (Cont’d)
—	reviewed and considered the recently issued accounting standards and the adoption of new accounting standards;

—	reviewed the audited financial statements and final results announcement for the year ended 31st December, 2005;

—	reviewed the interim report and the interim results announcement for the six months ended 30th June, 2006;

—	met with the Auditors to go through any significant audit issues or key findings noted during the audit of the Group’s final results;

—	met with the Auditors to go through any significant key findings on the internal control and financial reporting matters based on the agreed-upon procedures performed for the Group’s unaudited interim results;

—	went through various reports by the management for 2006; and

—	approved the provision of certain non-audit services provided by the Auditors.
In 2007, the Audit Committee also approved the provision of services in respect of the audit of the Group’s 2006 final results and agreed-upon procedures for the 2007 half-yearly results by the Auditors and the relevant fee proposals.
All issues raised by the Audit Committee have been addressed by the management. The work and findings of the Audit Committee have been reported to the Board. During 2006, no issues brought to the attention of the management and the Board were of sufficient importance to require disclosure in this annual report.
Full minutes of the Audit Committee meetings are kept by the Company Secretary. Draft and final versions of the minutes of the Audit Committee meetings are sent to all members of the Audit Committee for comments and approval.
The Audit Committee will make available its Terms of Reference, explaining its role and the authority delegated to it by the Board, on request. The Terms of Reference are also available on the website of the Company.
This annual report has been reviewed by the Audit Committee.
D.	DELEGATION BY THE BOARD
D.1	Management functions

In general, the Board oversees the Company’s strategic development and determines the objectives, strategies and policies of the Group. The Board also monitors and controls operating and financial performance and sets appropriate policies for risk management in pursuit of the Group’s strategic objectives. The Board delegates the implementation of strategies and day-to-day operation of the Group to the management. The reserved power of the Board was set out in the annual report of the Company for the year ended 31st December, 2005 and there has been no change to the power of the Board during the year 2006.

Corporate Governance Report (Cont’d)
D.2	Board committees
Apart from the Audit Committee (as described under paragraph C.3) and the Remuneration Committee (as described under paragraph B.1), the Board has not established any other committee of the Board.
E.	COMMUNICATION WITH SHAREHOLDERS
E.1	Effective communication

The Company attaches great importance to communications with shareholders. Information on the Group’s activities, business, strategies and developments is provided in the Company’s annual reports and interim reports. Shareholders of the Company are encouraged to attend the annual general meetings of the Company which offer a valuable forum for dialogue and interaction with management

At the annual general meeting and special general meetings held in 2006, a separate resolution was proposed by the Chairman in respect of each issue to be considered at the meetings, including the re-election of directors. At the forthcoming annual general meeting to be held on 22nd June, 2007, a separate resolution will be proposed by the Chairman in respect of each issue to be considered at that annual general meeting, including the re-election of directors.

In accordance with the code provision E.1.2 set out in the CG Code, Mr. Wu Xiao An, the Chairman of the Board, and Mr. Xu Bingjin, the chairman of both the Audit Committee and Remuneration Committee, have attended the 2006 annual general meeting. Mr. Zha Jianping, the then Chief Financial Officer, has represented all members of an independent board committee to attend the special general meeting held on 10th February, 2006, at which approval was sought from the shareholders in respect of certain continuing connected transactions, and to answer questions raised by the shareholders, if any.

The Chairman of the Board, the chairman of the Audit Committee and the chairman of the Remuneration Committee, or in their absence, another member of the relevant committee or an appointed representative, will attend the forthcoming annual general meeting to answer questions of shareholders.

E.2	Voting by poll

The procedures for demanding a poll by the shareholders were incorporated in all circulars sent to shareholders and will be explained during the proceedings of meetings. Whenever voting by way of a poll is required, the detailed procedures for conducting a poll will be explained. Poll results will be published in newspapers on the business day following the shareholders’ meetings and posted on the website of the Stock Exchange.

At the annual general meeting and special general meetings held in 2006, the Chairman has provided an explanation of the procedures for demanding poll by shareholders at the commencement of the meetings.

Independent Auditors’ Report

Chartered Accountants Certified Public Accountants

TO THE SHAREHOLDERS OF
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
We have audited the consolidated financial statements of Brilliance China Automotive Holdings Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 44 to 111, which comprise the consolidated and company balance sheets as at 31st December, 2006, the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.
Directors’ responsibility for the financial statements
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditors’ responsibility
Our responsibility is to express an opinion on these financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors’ Report (Cont’d)
Opinion
In our opinion the consolidated financial statements give a true and fair view of the state of the Company’s and the Group’s affairs as at 31st December, 2006, and of the Group’s loss and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.
Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants
Hong Kong,
20th April, 2007

Consolidated Income Statement
For the year ended 31st December, 2006

			2006	2005
	Notes		RMB’000	RMB’000

Turnover	6		10,484,754	5,468,990
Cost of sales			(9,918,696)	(4,964,761)

Gross profit			566,058	504,229
Other revenue	6		291,166	135,932
Selling expenses			(601,257)	(436,469)
General and administrative expenses			(632,163)	(616,300)
Other operating expenses			(138,663)	(89,142)
Impairment losses on intangible assets			—	(300,000)
Impairment loss on goodwill in a subsidiary	22		—	(50,000)

Operating loss	7		(514,859)	(851,750)

Interest income	8		90,738	60,189
Interest expenses	9		(235,418)	(234,849)
Change in fair value of embedded conversion option of convertible bonds due 2011	32	(b)	(73,202)	—
Share of results of:
Associates			49,918	29,055
Jointly controlled entities			99,402	19,940
Impairment loss on goodwill in a jointly controlled entity	22		(73,343)	(179,030)

Loss before taxation			(656,764)	(1,156,445)
Taxation	10		(47,879)	(89,097)

Loss for the year			(704,643)	(1,245,542)

Attributable to:
Equity holders of the Company	11		(398,422)	(649,608)
Minority interests			(306,221)	(595,934)

			(704,643)	(1,245,542)

Dividends			—	—

Loss per share
— basic	13		RMB(0.1086)	RMB 0.1771)

— diluted	13		EMB(0.1086)	RMB(0.1771)

Balance Sheets
As at 31st December, 2006

						Company
			Consolidated			2005
			2006	2005	2006	RMB’000
	Notes		RMB’000	RMB’000	RMB’000	(Restated)

Non-current assets
Intangible assets	14		802,812	798,087	166,518	138,837
Goodwill	15		295,529	295,529	—	—
Property, plant and equipment	16		3,627,498	3,901,458	1,243	2,158
Construction-in-progress	17		233,104	454,591	—	—
Land lease prepayments	18		120,099	124,157	—	—
Interests in subsidiaries	19		—	—	7,162,842	7,738,004
Interests in associates	20		366,650	357,896	—	—
Interests in jointly controlled entities	21		1,024,016	1,140,331	—	—
Prepayments for a long-term investment	23		600,000	600,000	—	—
Available-for-sale financial assets	24		23,736	22,684	19,598	18,546
Other non-current assets			7,450	10,967	—	—

Total non-current assets			7,100,894	7,705,700	7,350,201	7,897,545

Current assets
Cash and cash equivalents			1,468,075	843,400	3,438	5,461
Short-term bank deposits			616,787	1,053,832	46,760	284,932
Pledged short-term bank deposits	25		1,625,149	1,932,649	—	—
Inventories	26		1,346,843	1,046,818	—	—
Accounts receivable	27		632,158	124,958	—	—
Accounts receivable from affiliated companies	38	(c)	1,050,810	840,215	—	—
Notes receivable	28		197,668	377,505	—	—
Notes receivable from affiliated companies	38	(d)	81,477	338,970	—	—
Other receivables	29		423,017	432,019	4,735	1,188
Prepayments and other current assets			143,583	57,707	812	378
Income tax recoverable			815	12,476	—	—
Other taxes recoverable			117,830	1,766	—	—
Advances to affiliated companies	38	(e)	58,085	38,931	6,365	—

Total current assets			7,762,297	7,101,246	62,110	291,959

Balance Sheets (Cont,d)
As at 31st December, 2006

					Company
		Consolidated			2005
		2006	2005	2006	RMB’000
	Notes	RMB’000	RMB’000	RMB’000	(Restated)

Current liabilities
Accounts payable	30	2,299,267	928,892	—	—
Accounts payable to affiliated companies	38(f)	983,293	633,807	—	—
Notes payable		2,141,947	3,026,952	—	—
Notes payable to affiliated companies	38(g)	37,288	74,092	—	—
Customer advances		425,778	318,978	—	—
Other payables		403,040	434,651	—	—
Dividends payable		3,297	3,404	3,297	3,404
Accrued expenses and other current liabilities		159,222	265,906	7,016	6,553
Short-term bank borrowings	31	500,000	496,500	—	—
Convertible bonds due 2008	32(a)	—	1,589,614	—	—
Income tax payable		11,411	14,309	—	—
Other taxes payable		81,841	117,695	—	—
Advances from affiliated companies	38(h)	135,095	105,094	7,308	7,775

Total current liabilities		7,181,479	8,009,894	17,621	17,732

Net current assets (liabilities)		580,818	(908,648)	44,489	274,227

Total assets less current liabilities		7,681,712	6,797,052	7,394,690	8,171,772

Non-current liabilities
Convertible bonds due 2011	32(b)	1,547,070	—	—	—
Deferred government grants		109,502	79,602	—	—
Advances from a subsidiary	33	—	—	1,397,766	1,570,777

Total non-current liabilities		1,656,572	79,602	1,397,766	1,570,777

NET ASSETS		6,025,140	6,717,450	5,996,924	6,600,995

Capital and reserves
Share capital	36(a)	303,388	303,388	303,388	303,388
Equity component of convertible bonds due 2008	32(a), 37	—	114,205	—	—
Share premium	37	2,038,423	2,038,423	2,038,423	2,038,423
Reserves	37	3,543,182	3,815,066	3,655,113	4,259,184

Total equity attributable to equity holders of the Company		5,884,993	6,271,082	5,996,924	6,600,995
Minority interests		140,147	446,368	—	—

TOTAL EQUITY		6,025,140	6,717,450	5,996,924	6,600,995

Wu Xiao An	Lei Xiaoyang
(also known as Ng Siu On)
Director	Director

Consolidated Statement of Changes in Equity
For the year ended 31st December, 2006

	2006	2005
	RMB’000	RMB’000

Total equity as at 1st January,	6,717,450	8,033,717

Items directly recognised in equity
Changes in fair value of available-for-sale financial assets	1,052	(27,227)

Loss for the year	(704,643)	(1,245,542)

Total recognised losses for the year	(703,591)	(1,272,769)

Share option costs	11,281	—
Distributions during the year	—	(43,498)

Total equity as at 31st December,	6,025,140	6,717,450

Total recognised losses for the year
Attributable to:
Equity holders of the Company	(397,370)	(676,835)
Minority interests	(306,221)	(595,934)

	(703,591)	(1,272,769)

Consolidated Cash Flow Statement
For the year ended 31st December, 2006

			2006	2005
	Note		RMB’000	RMB’000

Operating activities
Cash generated from operations	39	(a)	1,319,982	1,061,091
Interest received			87,522	54,838
Enterprise income tax paid			(39,240)	(33,975)
Enterprise income tax refunded			123	48,241

Net cash generated from operating activities			1,368,387	1,130,195

Investing activities
Payments for acquisition of property, plant and equipment and construction-in-progress			(286,314)	(478,067)
Payments for acquisition of intangible assets			(150,471)	(163,519)
Decrease (Increase) in short-term bank deposits			437,045	(45,230)
Decrease in pledged short-term bank deposits			307,500	844,542
Proceeds from disposal of jointly controlled entities			—	11,517
Proceeds from disposal of associates			1,350	—
Dividend received from an associate			21,000	42,000
Dividend received from a jointly controlled entity			60,000	30,000
Payments for land lease prepayments			—	(51,917)
Proceeds from disposal of property, plant and equipment			3,314	9,487
Decrease in other non-current assets			1,719	12,866
Increase in advances to affiliated companies			(12,944)	(8,729)

Net cash generated from investing activities			382,199	202,950

Net cash inflow before financing activities			1,750,586	1,333,145

Consolidated Cash Flow Statement (Cont’d)
For the year ended 31 st December, 2006

	2006	2005
	RMB’000	RMB’000

Financing activities
Increase (Decrease) in advances from affiliated companies	102,480	(9,434)
Issue of convertible bonds due 2011	1,431,923	—
Buy back and redemption of convertible bonds due 2008	(1,598,320)	—
Issue of notes payable	4,530,000	7,934,900
Repayments of notes payable	(5,532,500)	(10,106,000)
Proceeds from short-term bank loans	650,000	501,202
Repayments of short-term bank loans	(646,500)	(4,702)
Interest paid	(92,744)	(111,303)
Dividends paid	—	(19,450)
Receipts of government grants	29,750	80,543

Net cash used in financing activities	(1,125,911)	(1,734,244)

Increase (Decrease) in cash and cash equivalents	624,675	(401,099)
Cash and cash equivalents, as at 1st January,	843,400	1,244,499

Cash and cash equivalents, as at 31st December,	1,468,075	843,400

Notes to the Financial Statements
For the year ended 31st December, 2006
1.	CORPORATE INFORMATION

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s American depositary shares (“ADSs”) are traded on The New York Stock Exchange Inc. and its shares are traded on The Stock Exchange of Hong Kong Limited (the “SEHK”).

The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).
2. PRINCIPAL ACCOUNTING POLICIES
(a)	Statement of compliance

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK. A summary of the significant accounting policies adopted by the Group is set out below.

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2005 financial statements, except for the adoption of Amendments to HKAS 39 Financial Instruments: Recognition and Measurement & HKFRS 4 Insurance Contracts “Financial Guarantee Contracts” (the “Amendments”).

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder of the contract for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee contracts were previously disclosed as contingent liabilities only because they did not fall within the scope of HKAS 39. Following the introduction of the Amendments, financial guarantee contracts should be treated as financial liabilities. Financial guarantee contracts should be measured initially at fair value and subsequently at the higher of (i) the amount determined in accordance with HKAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and (ii) the amount initially recognised less, where appropriate, cumulative amortisation recognised over the life of the guarantee on a straight-line basis.

The adoption of the Amendments does not have any significant impact on the results of the Group because the directors are of the opinion that the fair value of the financial guarantee contracts of the Group is not significant.

(b)	Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost, except for available-for-sale financial assets and derivative financial instruments, which are measured at fair value as explained in note 2(h)(i) below.

Notes to the Financial Statements (Cont’d)
For the year ended 31st the December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(c)	Basis of consolidation
(i)	Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intercompany transactions and balances and any unrealised gains or losses arising from intercompany transactions are eliminated on consolidation.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separate from equity attributable to equity holders of the Company.

Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and equity holders of the Company.

Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(ii)	Subsidiaries

Subsidiaries are those entities in which the Company has the power to govern the financial and operating policies so as to obtain benefits from their activities.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis. Results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii)	Associates and jointly controlled entities

An associate is an entity, not being a subsidiary or a joint venture, in which an equity interest is held for long-term and the Group has significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(c)	Basis of consolidation (Cont’d)
(iii)	Associates and jointly controlled entities (Cont’d)

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activities of the entity and none of the participating parties has unilateral control over the economic activities.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated income statement includes the Group’s share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year.

Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

(iv)	Translation of foreign currencies

Items included in the financial statements of each of the Group entities, including the Company, subsidiaries, associates and jointly controlled entities, are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

Transactions in currencies other than the functional currencies are translated into functional currencies at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in other currencies at the balance sheet date are re-translated into functional currencies at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

The Group prepares consolidated financial statements in Renminbi, the presentation currency. For the purpose of consolidation, the assets and liabilities of the Group entities that have functional currency different from the presentation currency are translated into the presentation currency at the rates of exchange ruling at the balance sheet date whilst the income and expenses are translated at the average exchange rates. Exchange differences, if any, are recognised as a separate component of equity.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(d)	Intangibles
(i)	Goodwill

Goodwill arising on acquisition of a subsidiary, an associate or a jointly controlled entity prior to 1st January, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquiree at the date of acquisition.

Goodwill arising on acquisition of a subsidiary, an associate or a jointly controlled entity on and after 1st January, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

For goodwill capitalised prior to 1st January, 2005, the Group has discontinued amortisation from 1st January, 2005 onwards, and such goodwill and goodwill arising on and after 1st January, 2005, if any, are tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired. An impairment loss on goodwill is not reversed in a subsequent period.

Capitalised goodwill arising on acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on acquisition of an associate or a jointly controlled entity is included in the cost of the investment of the relevant associate or jointly controlled entity.

On disposal of a cash generating unit of a subsidiary, an associate or a jointly controlled entity, any attributable amount of purchased goodwill is included in the calculation of gain or loss on disposal.

(ii)	Research and development costs

Research costs are charged to the income statement as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are recognised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so; and costs are identifiable and there is an ability to sell or use the asset for generating of future economic benefits. Such development costs are recognised as an asset less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over a period which reflects the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are charged to the income statement as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii)	Acquired intangible assets

Acquired intangible assets with finite useful life are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over the estimated useful lives of 7 to 10 years.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(e)	Property, plant and equipment

Property, plant and equipment, other than constraction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Repairs and maintenance are charged to the income statement during the year in which they are incurred.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as income or expense in the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment, other than construction-in-progress, special tools and moulds, over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values of 10%, using the straight-line method. Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis and depreciated separately:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%
The costs of special tools and moulds included in machinery and equipment less accumulated impairment losses are depreciated over their estimated production volume.

(f)	Construction-in-progress

Construction-in-progress represents factories and office buildings for which construction work has not been completed and machinery pending installation and which, upon completion, management intends to hold for production or own-use. Construction-in-progress is carried at cost which includes development and construction expenditure incurred and interest and other direct costs attributable to the development less accumulated impairment losses. On completion, the construction-in-progress is transferred to property, plant and equipment at cost less accumulated impairment losses. Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(g)	Land lease prepayments

Lease prepayments represent amounts paid for land use rights. Land use rights are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged to the income statement from the date of initial recognition on a straight-line basis over the respective periods of the rights.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(h)	Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis. A financial asset is derecognised when the Group’s contractual rights to future cash flows from the financial asset expire or when the Group transfers the contractual rights to future cash flows to a third party. A financial liability is derecognised only when the liability is extinguished.
(i)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated at this category or not classified in any of the other categories of financial assets. They are measured at fair value with changes in value recognised as a separate component of equity until the assets are sold, collected or otherwise disposed of, or until the assets are determined to be impaired, at which time the cumulative gain or loss previously recognised directly in equity is transferred to the income statement Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses.

(ii)	Accounts and other receivables

Accounts and other receivables are stated at amortised cost using effective interest method less impairment losses. Advances and receivables that are without fixed or determinable repayment term are stated at cost less impairment losses.

(iii)	Impairment of financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets, other than those at fair value through profit or loss, are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flow discounted at the financial assets’ original effective interest rate.

When an available-for-sale financial asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal repayment and amortisation) and current fair value, less any previously recognised impairment loss, is transferred from equity to the income statement. Reversal of impairment loss of available-for-sale equity instrument is recognised in equity. Reversal of impairment loss of available-for-sale debt instruments are reversed through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

For an available-for-sale financial asset that is carried at cost, the amount of impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss shall not be reversed.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(h)	Financial instruments (Cont’d)
(iv)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in the income statement, except when the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

(v)	Convertible bonds

— Convertible bonds that contain an equity component

Convertible bonds that can be converted into share capital at the option of the holders, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount recognised as the liability component is recognised as the equity component.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The finance cost recognised in the income statement is calculated using the effective interest method. The equity component is recognised as a separate component of equity until either the bond is converted, redeemed or bought back.

If the bond is converted, the amount previously recognised in equity, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed or bought back, the amount previously recognised in equity is released directly to retained earnings.

— Other convertible bonds

Convertible bonds which do not contain any equity component are accounted for as liabilities with embedded derivatives.

At initial recognition the embedded conversion option of the convertible bonds and the liability component is measured at fair value and presented as part of derivative financial instruments (see note 2(h)(iv)). Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and derivative components in proportion to the allocation of proceeds. The portion of the transaction costs relating to the liability component is recognised initially as part of the liability. The portion relating to the derivative component is recognised immediately in the income statement.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(h)	Financial instruments (Cont’d)
(v)	Convertible bonds (Cont’d)

— Other convertible bonds (Cont’d)

The derivative component is subsequently remeasured in accordance with note 2(h)(iv). The liability component is subsequently carried at amortised cost. The interest expense recognised in the income statement on the liability component is calculated using the effective interest method.

If the bond is converted, the carrying amounts of the derivative and liability components are transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, any difference between the amount paid and the carrying amounts of both components is recognised or bought back in the income statement.

(vi)	Other financial liabilities

The Group’s other financial liabilities include accounts and notes payables, other payables, bank loans and other borrowings. These financial liabilities are recognised initially at their fair value and subsequently measured at amortised cost, using effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

(vii)	Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer of the contract to make specified payments to reimburse the holder of the contract for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee contract is initially recognised as deferred income within trade and other payable at fair value, where such information is available, otherwise, it is recognised at consideration received and receivable. Subsequently, it is measured at the higher of the amount initially recognised, less accumulated amortisation, and the amount of the provision, if any, that is required to settle the commitment at the balance sheet date.
(i)	Impairment of other assets

At each balance sheet date, the Group reviews internal and external sources of information to determine whether its tangible and intangible assets (other than goodwill), investments in subsidiaries, associates and jointly controlled entities and prepayments have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its fair value less costs to sell and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(i)	Impairment of other assets (Cont’d)

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(j)	Inventories

Inventories comprise raw materials, work-in-progress and finished goods and are stated at the lower of cost and net realisable value. Costs comprise all costs of purchase, direct labour, and an appropriate proportion of all production overhead and other costs incurred in bringing the inventories to their present location and condition. Costs are calculated on the moving-average basis, except for costs of work-in-progress and finished goods of sedans and minibuses which are calculated by the specific identification basis. Net realisable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(k)	Cash and cash equivalents and short-term deposits

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

Deposits with banks or other financial institutions with maturity more than three months and within one year at acquisition are classified as short-term deposits.

(l)	Provisions

Provision is recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. Expenditure for which a provision has been recognised is charged against the related provision in the year in which the expenditure is incurred. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation. Where the Group expects a provision is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

The Group recognises a provision for repairs or replacement of pro ducts still under warranty at the balance sheet date. Minibuses are sold with 24-month or 50,000 kilometres (2005: Same) first-to-occur limited warranty. Zhonghua and Junjie sedans are sold with 36-month or 60,000 kilometres (2005: Same) first-to-occur limited warranty. Zunchi sedans are sold with 10-year or 200,000 kilometres (2005: Same) first-to-occur limited warranty, During the warranty period, the Group pays service stations for parts and labour costs covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognised, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reviewed periodically in light of actual experience.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(1)	Provisions (Cont’d)

Movements in the provision for warranty during the year are as follows:

	2006	2005
	RMB’000	RMB’000

As at 1st January,	22,460	21,058
Accrual for warranties during the year	42,102	32,396
Settlements during the year	(37,214)	(30,994)

As at 31st December,	27,348	22,460

(m)	Government grants

Conditional government grant is recognised in the balance sheet initially as deferred government grants when there is reasonable assurance that the grants will be received and that the Group will comply with the conditions attached. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basts in the same periods in which the expenses are incurred. Grants that compensate the Group for the costs of construction-in-progress, development of new or improved products, property, plant and equipment and land lease prepayments are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

Unconditional grant is recognised in the income statement as revenue when the grant becomes receivable,

(n)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease terms.

(o)	Employee benefits
(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(o)	Employee benefits (Cont’d)
(ii)	Bonus plans

Bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Pension obligations

The Group’s contributions to defined contribution retirement plans administered by the government of the PRC are recognised as an expense in the income statement. The assets of the schemes are held separately from those of the Group in independently administered funds. Further information is set out in Note 35.

Contributions made to the Mandatory Provident Fund Scheme for the Group’s employees in Hong Kong are charged to the income statement when incurred.

(iv)	Share-based payments

The Group’s employees, including directors, receive remuneration in the form of share-based payment transactions, whereby the employees rendered services in exchange for shares or rights over shares. The cost of such transactions with employees is measured by reference to the fair value of equity instrument at grant date. The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in share options reserve within equity. The fair value is determined using the Black-Scholes option pricing model, taking into account the terms and conditions of the transactions, other than conditions linked to the price of the shares of the Company.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the year in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award. During the vesting period, the number of share options that is expected to vest ultimately is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the income statement for the year of the review, with a corresponding adjustment to the share options reserve within equity.
(p)	Income tax

Income tax in the income statement comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2. PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(q)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When the inflow is virtually certain, an asset is recognised.

(r)	Revenue recognition

Revenue is recognised when it is probable that economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably and on the following bases:
(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title is passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(iv)	Subsidy income

Accounting policy for recognition of subsidy income is set out in note 2(m) to the financial statements.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
2.	PRINCIPAL ACCOUNTING POLICIES (Cont’d)
(s)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceased when substantially all activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

All other borrowing costs are charged to the income statement in the period in which they are incurred.
(t)	Segment reporting

In accordance with the Group’s internal financial reporting requirements, management determines that business segments be presented as the primary reporting format. As the Group’s sale and manufacturing bases are located in the PRC, management considers that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, property, plant and equipment, land lease prepayments, construction-in-progress, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities, and exclude corporate liabilities. Capital expenditure comprises additions to long-term prepayments, intangible assets, property, plant and equipment, land lease prepayments and construction-in-progress.

(u)	Related parties

A party is related to the Group if:
(i)	directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group;

(ii)	the party is an associate of the Group;

(iii)	the party is a joint venture in which the Group is a venturer;

(iv)	the party is a member of the key management personnel of the Group or its shareholders;

(v)	the party is a close member of the family of any individual referred to in (i) or (iv);

(vi)	the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (iv) or (v); or

(vii)	the party is a post-employment benefit plan for the benefit of employees of the Group, or any entity that is a related party of the Group.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
3.	FUTURE CHANGES IN HKFRSs

At the date of authorisation of these financial statements, the Group has not early adopted the following new/revised HKFRSs that may have an impact on the Group but not yet effective for the current financial year. The Group is in the process of assessing the possible impact on the future adoption of these new/revised HKFRSs, but is not yet in a position to reasonably estimate their impact on the Group’s financial statements.

Effective for accounting
periods beginning on or after
HKAS 1 (Amendment) “Capital Disclosures”	1st January, 2007
HKFRS 7 “Financial Instruments: Disclosures”	1st January, 2007
HKFRS 8 “Operating Segments”	1st January, 2009
HK(FRIC) — Int 8 “Scope of HKFRS 2”	1st May, 2006
HK(FRIC) — Int 9 “Reassessment of Embedded Derivatives”	1st June, 2006
HK(IFRIC) — Int 10 “Interim Financial Reporting and Impairment”	1st November, 2006
4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the accounting policies set out in note 2, management is required to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
(i)	Depreciation and amortisation

The net book value of the Group’s property, plant and equipment and intangible assets as at 31st December, 2006 was approximately RMB3,627 million and RMB803 million respectively. The Group depreciates its property, plant and equipment on a straight line basis, after taking into account their estimated residual value, at the rates of 5% to 20% per annum. The intangible assets are amortised on a straight-line basis over their estimated useful lives of 7 to 20 years. The estimated useful lives reflects the directors’ estimate of the periods that the Group intend to derive future economic benefits from the use of the Group’s property, plant and equipment and intangible assets.

Notes to the Financial Statements  (Cont’d)
For the year ended 31st December, 2006
4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (Cont’d)
(ii)	Impairment test of assets

The Group determines whether an asset is impaired at least on an annual basis or where an indication of impairment exists. This requires an estimation of the value in use of the asset. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Details of the basis and assumptions used in estimating the recoverable amounts of the Group’s property, plant and equipment, intangible assets, goodwill in subsidiaries, associates and jointly controlled entities are set out in notes 14(e) and 22.

(iii)	Allowances for inventories

The Group’s management reviews inventory aging analysis at each balance sheet date and makes allowance for obsolete and slow-moving items of inventories that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and work-in-progress based principally on the selling prices of the respective finished goods and current market conditions. The management carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

(iv)	Allowances for bad and doubtful debts

The policy for allowance for the Group’s bad and doubtful debts is based on the evaluation of collectability and aging analysis of accounts. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(v)	Warranty provisions

The Group makes provisions under the warranties it gives on sale of its minibuses and sedans and related parts taking into account the Group’s recent claim experience. As the Group is continually upgrading its product designs and launching new models it is possible that the past claim experience is not indicative of future claims that it will receive in respect of past sales. Any increase or decrease in the provision would affect profit or loss in future years. Details of provisions are set out in Note 2(1).

(vi)	Fair value of embedded conversion option of convertible bonds due 2011 and share options

There are a number of assumptions used in estimating the fair value of embedded conversion option of convertible bonds due 2011 and share options, details of which are set out in Note 32(b) and Note 36(b) respectively.

Notes to the Financial Statements  (Cont’d)
For the year ended 31st December, 2006
5.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s major financial instruments include accounts and notes receivables, other receivables, accounts and notes payables, other payables, convertible bonds and interest-bearing borrowings. Details of the policies on how to mitigate the risks from these financial instruments are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.
(i)	Currency risk

Since all operating subsidiaries, associates and jointly controlled entities of the Group operate in the PRC, receivables are largely denominated in Renminbi. Although certain payables are denominated in foreign currencies such as Japanese Yen, U.S. Dollar and Euro for purchases of equipment and components from overseas, the amounts are not considered significant to the total payables. The recent appreciating trend of Renminbi versus the Japanese Yen, U.S. Dollar or Euro made purchases of foreign-produced components and payments denominated in foreign currencies less expensive to the Group, thereby marginally improving its results of operations.

(ii)	Interest rate risk

The Group’s exposure to market risk for changes in interest rates relates primarily to the Group’s interest-bearing bank loans and discounted bank guaranteed notes.

Funds not required by the Group in the short-term are kept as temporary demand or time deposits in commercial banks and the Group does not hold any market risk-sensitive instruments for speculative purposes.

Interest rate risk from borrowings is generally lowered by the issue of long-term convertible bonds with fixed coupon rate for long-term funding requirements as compared with bank borrowings with floating interest rate.

(iii)	Credit risk

The Group’s credit risk primarily consists of receivable from a variety of customers including state and local agencies, municipalities and private industries.

In order to minimise credit risk, credit history and background of new customers are checked and securities deposits are usually obtained from major customers. Credit limits with credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follow up collection with customers. Customers considered to be high risk are traded on cash basis or when bank guaranteed notes are received.

The Group reviews regularly the recoverable amount of each individual receivable and adequate provision is made for balance determined to be not recoverable.

The Group has no significant concentration of credit risk except that about 25% and 15% (2005: 35% and Nil) of total accounts and notes receivables as at 31st December, 2006 were due from Shanghai Shenhua Holdings Co., Ltd. and Shenyang Hua Yi Xin Automotive Trading Limited respectively.

In 2006, sales to Shanghai Shenhua Holdings Co., Ltd. and Shenyang Hua Yi Xin Automotive Trading Limited accounted for 8% and 7% (2005: 26% and Nil) of total sales of the Group respectively.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
5.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (Cont’d)
(iv)	Liquidity risk

In managing liquidity risk, the Group monitors and maintains a level of cash and cash equivalents considered adequate by the management to finance the Group’s operations, expected expansion and product developments. The Group relies on borrowings as a significant source of liquidity. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.
6.	TURNOVER, REVENUE AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2006	2005
	RMB’000	RMB’000

Turnover
Sales of minibuses and automotive components	5,294,625	4,605,850
Sales of sedans	5,190,129	863,140

	10,484,754	5,468,990

Other revenue
Subsidy income	50,176	3,139
Others	240,990	132,793

	291,166	135,932

Interest income (Note 8)	90,738	60,189

Total revenues	10,866,658	5,665,111

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
6.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

In accordance with the Group’s internal financial reporting requirements, the Group determines that business segments be presented as the only reporting format.

The Group operates in the PRC under the following three main business segments:
(1)	the manufacture and sale of minibuses and automotive components;

(2)	the manufacture and sale of Zhonghua sedans; and

(3)	the manufacture and sale of BMW sedans.
Business segments — 2006

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,533,953	5,190,129	—	10,724,082
Intersegment sales	(239,328)	—	—	(239,328)

	5,294,625	5,190,129	—	10,484,754

Segment results	239,718	(750,827)	—	(511,109)
Unallocated costs				(3,750)

Operating loss				(514,859)
Interest income				90,738
Interest expenses				(235,418)
Changes in fair value of embedded conversion option of convertible bonds due 2011				(73,202)
Share of results of:
Associates	(266)	50,184	—	49,918
Jointly controlled entities	(7,290)	—	106,692	99,402
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(656,764)
Taxation				(47,879)

Loss for the year				(704,643)

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
6.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2006 (Cont’d)

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	EMB’000

Segment assets	5,847,712	5,291,807	—	11,139,519
Interests in associates	14,087	352,563	—	366,650
Interests in jointly controlled entities	315,846	—	708,170	1,024,016
Unallocated assets				2,333,006

Total assets				14,863,191

Segment liabilities	2,139,575	3,095,067	—	5,234,642
Unallocated liabilities				3,603,409

Total liabilities				8,838,051

Other disclosures:
Capital expenditure	60,363	323,335	—	383,698
Depreciation of property, plant and equipment	223,233	375,708	—	598,941
Amortisation of land lease prepayments	2,485	1,573	—	4,058
Amortisation of intangible assets	7,895	137,623	—	145,518
Impairment losses on property, plant and equipment	17,362	11,798	—	29,160
Impairment loss on goodwill in a jointly controlled entity	73,343	—	—	73,343

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
6.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2005

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)		(Restated)

Segment sales	4,837,379	863,140	—	5,700,519
Intersegment sales	(231,529)	—	—	(231,529)

	4,605,850	863,140		5,468,990

Segment results	151,403	(943,318)	—	(791,915)
Unallocated costs				(59,835)

Operating loss				(851,750)
Interest income				60,189
Interest expenses				(234,849)
Share of results of:
Associates	—	28,387	668	29,055
Jointly controlled entities	(11,642)	—	31,582	19,940
Impairment loss on goodwill in a jointly controlled entity	(179,030)	—	—	(179,030)

Loss before taxation				(1,156,445)
Taxation				(89,097)

Loss for the year				(1,245,542)

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
6.	TURNOVER, REVENUE AND SEGMENT INFORMATION (Cont’d)

Business segments — 2005 (Cont’d)

	Manufacture
	and sale of	Manufacture
	minibuses and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
	(Restated)	(Restated)		(Restated)

Segment assets	6,375,277	4,485,942	—	10,861,219
Interests in associates	—	344,070	13,826	357,896
Interests in jointly controlled entities	538,853	—	601,478	1,140,331
Unallocated assets				2,447,500

Total assets				14,806,946

Segment liabilities	2,772,088	956,685	—	3,728,773
Unallocated liabilities				4,360,723

Total liabilities				8,089,496

Other disclosures:
Capital expenditure	113,309	607,839	—	721,148
Depreciation of property, plant and equipment	245,435	152,205	—	397,640
Amortisation of land lease prepayments	2,848	1,038	—	3,886
Amortisation of intangible assets	4,747	154,173	—	158,920
Impairment losses on property, plant and equipment	48,299	—	—	48,299
Impairment losses on intangible assets	—	300,000	—	300,000
Impairment loss on goodwill in a subsidiary	50,000	—	—	50,000
Impairment loss on goodwill in a jointly controlled entity	179,030	—	—	179,030

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
7.	OPERATING LOSS

Operating loss is stated after charging and crediting the following:

			2006	2005
	Notes		RMB’000	RMB’000

Charging:

Depreciation of property, plant and equipment	16		598,941	397,640
Amortisation of land lease prepayments	18		4,058	3,886
Amortisation of intangible assets (a)	14		145,518	158,920
Impairment losses on property, plant and equipment (b)	16		29,160	48,299
Staff costs (excluding directors’ emoluments)	12	(a)	419,054	321,478
Cost of inventories			9,918,696	4,964,761
Provision for inventories			184,358	105,465
Provision for doubtful debts:
— Accounts receivable			14,456	1,176
— Other receivables			13,816	42,252
— Advances to affiliated companies			—	7,275
— Amounts due from affiliated companies			—	5,000
Bad debts written-off			—	3,158
Auditors’ remuneration			5,181	3,586
Research and development costs (b)			81,388	99,703
Training expenses			1,453	1,169
Operating lease charges in respect of:
— Land and buildings			14,697	16,149
— Machinery and equipment			377	213
Loss on disposal of an associate			709	—
Write off of property, plant and equipment			8,251	—

Crediting:

Gain on buy back of convertible bonds due 2008	32	(a)	6,910	—
Gain on disposal of an associate			384	—
Gain on disposal of property, plant and equipment, net			3,055	341
Gain on disposal of a jointly controlled entity			—	2,098
Write back of provision for inventories sold			163,094	39,638
Write back of provision for doubtful debts:
— Accounts receivable			—	528
— Other receivables			76	6,931
Exchange gain, net			33,078	21,487

(a)	amortisation of intangible assets in relation to production was included in “Cost of sales”; amortisation of intangible assets for other purposes was included in “General and administrative expenses”.

(b)	included in “General and administrative expenses”.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
8.	INTEREST INCOME

	2006	2005
	RMB’000	RMB’000

Interest income from:
— bank deposits	82 104	60 189
— deposits placed with an agent for buy back of convertible bonds due 2008	8,634	—

	90,738	60,189

9.	INTEREST EXPENSES

	2006	2005
	RMB’000	RMB’000

Interest expenses on:
— bank loans wholly repayable within one year	30,841	14,738
— discounted bank guaranteed notes	67,759	161,743
— amortised redemption premium on convertible bonds	126,836	64,914
— sale and lease back arrangement (Note 16(b))	16,748	17,329
Less: interest expense capitalised in construction-in-progress at a rate of 3.3% (2005: 3.3%) per annum	(6,766)	(23,875)

	235,418	234,849

10.	TAXATION

Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The taxation charged to the consolidated income statement represents:

	2006	2005
	RMB’000	RMB’000

Current tax
PRC enterprise income tax
Current year	33 913	32 128
Under/ (Over) provision in prior year	13,966	(44,250)

	47,879	(12,122)
Deferred taxation
Deferred taxation relating to the origination and reversal of temporary differences	—	101,219

Total income tax expense in the consolidated income statement	47,879	89,097

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
10.	TAXATION (Cont’d)

Reconciliation between tax expense and accounting loss using the weighted average taxation rate of the companies within the Group is as follows:

	2006	2005
	RMB’000	RMB’000

Loss before taxation	(656,764)	(1,156,445)

Calculated at a weighted average statutory taxation rate in the PRC of 2.36% (2005: 9.96%)	(15,478)	(115,217)
Effect of tax holiday	(41,952)	(36,715)
Expenses not deductible for taxation purpose	52,394	56,495
De-recognition of previously recognised deferred tax assets	—	101,219
Unrecognised temporary differences	5,470	26,587
Unrecognised tax losses	33,479	100,978
Under/(Over) provision in prior year	13,966	(44,250)

Tax expense for the year	47,879	89,097

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profits for the year.

The subsidiaries are subject to state and local income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable.

Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) is subject to state and local income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local income tax of 3% as it was designated as “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive for the year ended 31st December, 2006 was 15% (2005: 15%).

Ningbo Yuming Machinery Industrial Co., Ltd, (“Ningbo Yuming”) and Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”) are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing for the year ended 31st December, 2006 was 16.5% (2005: 16.5%).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
10.	TAXATION (Cont’d)

Income Tax (Cont’d)

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”) and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”) are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Dongxing Automotive for the year ended 31st December, 2006 was 16.5% (2005: 16.5%).

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. In 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, from 2004 to 2010, the applicable state income tax rate for Mianyang Ruian is 15%. As a result, the effective tax rate for Mianyang Ruian was 18% for the year ended 31st December, 2006 (2005: 7.5%).

Shenyang ChenFa Automobile Component Co., Ltd. (“Shenyang ChenFa”) is subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. In 2005, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Shenyang ChenFa is exempted from state enterprise income tax for two years starting from the first profitable year in 2004 followed by 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Shenyang ChenFa was 7.5% for the year ended 31st December, 2006 (2005: 0%).

Other principal subsidiaries operating in the PRC are subject to state and local income taxes in the PRC at standard rates of 30% and 3% respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local income tax laws applicable to foreign-invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17% (2005: 17%).

Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 12% in 2006 (2005: 5% to 8%).

11.	LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated loss attributable to the equity holders of the Company includes a loss of approximately RMB605.1 million (2005: profit of RMB184.2 million) which has been dealt with in the financial statements of the Company.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
12. STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS
(a)	Staff costs (excluding directors’ emoluments)

	2006	2005
	RMB’000	RMB’000

Wages, salaries and performance related bonuses	318,070	230,775
Pension costs — defined contribution plans	36,126	33,071
Staff welfare costs	61,994	57,632
Share-based payments	2,864	—

	419,054	321,478

(b)	Executive directors’ and non-executive directors’ emoluments

The aggregate amounts of emoluments paid and payable to the directors of the Company during 2006 are as follows:

		Salaries	Pension
		and other	scheme
	Fees	benefits	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

2006
Executive directors
Mr. Wu Xiao An	—	4,484	12	4,496
Mr. Qi Yumin	—	2,466	—	2,466
Mr. He Guohua	—	1,470	—	1,470
Mr. Wang Shiping	—	1,233	—	1,233
Mr. Lei Xiaoyang	—	1,233	—	1,233

	—	10,886	12	10,898

Non-executive directors
Mr. Wu Yong Cun (resigned on 23rd June, 2006)	152	—	—	152
Mr. Xu Bingjin	103	—	—	103
Mr. Song Jian	103	—	—	103
Mr, Jiang Bo	103	—	—	103

	461	—	—	461

	461	10,886	12	11,359

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
12.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)
(b)	Executive directors’ and non-executive directors’ emoluments (Cont’d)

During the year, the Company granted share options to its executive directors, details of which are as follows:

		Fair value of
	Number of	share options
Name of directors	share options	RMB’000

Mr. Wu Xiao An	8,000,000	2,806
Mr. Qi Yumin	7,000,000	2,455
Mr. He Guohua	3,000,000	1,052
Mr. Wang Shiping	3,000,000	1,052
Mr. Lei Xiaoyang	3,000,000	1,052

	24,000,000	8,417

Details of the share options are set out in Note 36(b) to the financial statements.
The aggregate amounts of emoluments paid and payable to the directors of the Company during 2005 are as follows:

		Salaries	Pension
	Fees	and other	scheme	Total
	RMB’000	benefits	contributions	RMB’000
	(Restated)	RMB’000	RMB’000	(Restated)

2005
Executive directors
Mr. Wu Xiao An	—	3,978	13	3,991
Mr. Qi Yumin	—	—	—	—
Mr. He Guohua	—	358	—	358
Mr. Wang Shiping	30	—	—	30
Mr. Lei Xiaoyang	103	—	—	103
Mr. Lin Xiaogang	—	—	—	—
Mr. Hong Xing	—	1,584	6	1,590
Mr. Su Qiang (also known as Mr. So Keung)	—	1,208	5	1,213
Mr. He Tao (also known as Mr. Ho To)		126	1	127

	133	7,254	25	7,412

Non-executive directors
Mr. Wu Yong Cun	—	—	—	—
Mr. Xu Bingjin	82	—	—	82
Mr. Song Jian	65	—	—	65
Mr. Jiang Bo	103	—	—	103

	250	—	—	250

	383	7,254	25	7,662

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
12. STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)
(b)	Executive directors’ and non-executive directors’ emoluments (Cont’d)

During the year, no emoluments were paid to the directors as inducement to join or upon joining the Group or as compensation for loss of office (2005: Same).

No directors waived their emoluments during the year (2005: Same).

The ultimate objective of the Group’s emolument policy is to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions so as to enable the Group to attract and retain persons of high quality and experience which is essential to the success of the Group.

In determining the level of fees and other emoluments paid to directors of the Company, market rates and factors such as each director’s workload and required commitment are taken into account:
—	Remuneration of executive directors comprises basic remuneration determined with reference to their qualifications, industry experience and responsibilities within the Group and a performance-based remuneration. In determining the performance-based remuneration of executive directors, regard is given to the Company’s corporate goals and objectives set by the board from time to time and the performance and contribution of the individual to the Group’s overall performance.

—	Non-executive directors are compensated with reference to their qualifications, expertise and experience and the amount of time allocated to the affairs of the Group.

—	Independent non-executive directors are compensated with reference to the level of compensation awarded to independent non-executive directors by other companies listed on the SEHK; the responsibilities assumed by such independent non-executive directors; complexity of the automobile industry and the business of the Group; goodwill and reputational value brought to the Group by the relevant independent non-executive director.
During the process of consideration, no individual director is involved in decisions relating to his own remuneration.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
12. STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (Cont’d)
(c)	Five highest paid individuals

Details of emoluments paid to the five highest paid individuals (including directors and other employees) are as follows:

	2006	2005
	RMB’000	RMB’000
		(Restated)

Fees	—	133
Salaries and other benefits	10,288	10,439
Performance related bonus	598	818
Contributions to pension schemes	12	38
Share-based payments	8,417	—

	19,315	11,428

	2006	2005

Number of directors	5	2
Number of employees	—	3

The emoluments represent the amounts paid to or receivable by the individuals in the respective financial year, which include the benefits derived from the share options granted (Note 36(b)).
The emoluments of the highest paid employees analysed by the number and emolument ranges are set out below.

	Number of employees
	2006	2005

Emoluments bands
HK$1,000,001 — HK$1,500,000	—	2
HK$2,500,001 — HK$3,000,000	—	1

	—	3

During the year, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office (2005: same).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
13.	LOSS PER SHARE

The calculation of basic loss per share is based on the loss attributable to equity holders of the Company of approximately RMB398,422,000 (2005: RMB649,608,000), divided by the 3,668,390,900 shares (2005: 3,668,390,900 shares) outstanding during the year.

Diluted loss per share for the years ended 31st December, 2006 and 2005 is the same as the basic loss per share as the average market price of the Company’s shares during the years was lower than the conversion price of the Group’s convertible bonds and the effect of the assumed conversion of the potential ordinary shares from exercising the Company’s share options is anti-dilutive.

14.	INTANGIBLE ASSETS

The Group

		Components
		and parts	Sedan	Engine
	Sedan design	technology	development	development
	rights	rights	costs	costs	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note a)	(Note b)	(Note c)	(Note d)

Cost
As at 1st January, 2005	681,100	820,000	254,059	155,651	11,243	1,922,053
Additions	—	—	85,789	49,687	9,380	144,856

As at 31st December, 2005	681,100	820,000	339,848	205,338	20,623	2,066,909

As at 1st January, 2006	681,100	820,000	339,848	205,338	20,623	2,066,909
Additions	—	—	68,925	63,708	17,610	150,243

As at 31st December, 2006	681,100	820,000	408,773	269,046	38,233	2,217,152

Accumulated amortisation and impairment losses
As at 1st January, 2005	354,358	391,584	61,000	—	2,960	809,902
Amortisation	66,575	87,298	—	—	5,047	158,920
Impairment losses	89,000	116,000	95,000	—	—	300,000

As at 31st December, 2005	509,933	594,882	156,000	—	8,007	1,268,822

As at 1st January, 2006	509,933	594,882	156,000	—	8,007	1,268,822
Amortisation	47,767	75,039	12,278	6,329	4,105	145,518

As at 31st December, 2006	557,700	669,921	168,278	6,329	12,112	1,414,340

Net book value
As at 31st December, 2006	123,400	150,079	240,495	262,717	26,121	802,812

As at 31st December, 2005	171,167	225,118	183,848	205,338	12,616	798,087

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
14.	INTANGIBLE ASSETS (Cont’d)

The Group (Cont’d)

Notes:
(a)	Sedan design rights represent acquired rights, titles and interest in certain design and engineering agreements and technical assistance agreements in relation to Zhonghua sedans.

(b)	Components and parts technology rights represent rights, titles and interests in the interior design of the components and spare parts of Zhonghua sedans injected by a joint venture partner as capital into a subsidiary of the Company in 2004.

(c)	Sedan development costs represent costs of development of new models of Zhonghua sedans.

(d)	Engine development costs represent the costs incurred in developing the Group’s first own engine. The costs include fees for design and development of the engine paid to FEV Motorentechnik GmbH, an internationally-recognised leader in the design and development of internal combustion engines, as well as self incurred development costs.

(e)	Due to the continuing losses incurred by the manufacture and sale of Zhonghua sedans division, the Group has assessed the recoverable amounts of the assets in relation to Zhonghua sedans (mainly include property, plant and equipment and intangible assets) on the basis of value in use calculation. Since it is the Group’s plan to install the self-developed engine (as mentioned in (d) above) in Zhonghua sedans, its recoverable amount is assessed together with the Zhonghua sedans.

The value in use calculation is based on cash flow projections covering a 5-year period as approved by the management. The cash flow projections are determined on the basis of past performance and management’s expectations for market developments. There have been a number of assumptions used in estimating the recoverable amounts of the relevant assets. Key assumptions include an estimated sales volume of approximately 105,000 units in 2007 (included 20,000 units of Zhonghua sedans installed with the self-developed engine), and thereafter projected by an average annual growth rate of 6%, as well as a discount rate of 9% to reflect the risks involved. Judgement is required to determine the key assumptions adapted in the cash flow projections and changes in the key assumptions can significantly affect these cash flow projections.
       The Company
       The intangible assets of the Company represent engine design fees and development costs paid.
15. GOODWILL

	2006	2005
	RMB’000	RMB’000

Cost, net of accumulated amortisation
As at 1st January, and 31st December,	345,529	345,529

Accumulated impairment losses
As at 31st December,	(50,000)	(50,000)

Net book value
As at 31st December,	295,529	295,529

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
16.	PROPERTY, PLANT AND EQUIPMENT

The Group

			Furniture,
		Machinery	fixtures and
		and	office	Motor
	Buildings	equipment	equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
As at 1st January, 2005	1,121,399	3,429,016	390,231	101,715	5,042,361
Additions	31,876	126,773	19,293	22,791	200,733
Transfer from construction-in- progress (Note 17)	108,213	519,373	30,098	512	658,196
Disposals	(6,062)	(7,706)	(8,485)	(7,612)	(29,865)
Reclassification	—	12,008	(12,100)	92	—

As at 31st December, 2005	1,255,426	4,079,464	419,037	117,498	5,871,425

As at 1st January, 2006	1,255,426	4,079,464	419,037	117,498	5,871,425
Additions	15,563	152,202	17,836	7,805	193,406
Transfer from construction-in- progress (Note 17)	60,694	175,579	24,107	1,156	261,536
Disposals/Write off	(95,845)	(23,665)	(3,536)	(10,326)	(133,372)
Reclassification	(1,799)	(1,099)	2,898	—	—

As at 31st December, 2006	1,234,039	4,382,481	460,342	116,133	6,192,995

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
16.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

The Group (Cont’d)

			Furniture,
		Machinery	fixtures and
		and	office	Motor
	Buildings	equipment	equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Accumulated depreciation and impairment losses
As at 1st January, 2005	202,978	1,155,143	141,968	44,659	1,544,748
Charge for the year	60,621	261,860	58,459	16,700	397,640
Eliminated on disposals	(3,133)	(6,376)	(5,791)	(5,420)	(20,720)
Reclassification	—	10,473	(10,556)	83	—
Impairment losses	—	46,693	1,606	—	48,299

As at 31st December, 2005	260,466	1,467,793	185,686	56,022	1,969,967

As at 1st January, 2006	260,466	1,467,793	185,686	56,022	1,969,967
Charge for the year	60,479	462,193	60,218	16,051	598,941
Eliminated on disposals/Write off	(14,179)	(8,172)	(3,128)	(7,092)	(32,571)
Reclassification	—	(50)	50	—	—
Impairment losses	—	28,997	163	—	29,160

As at 31st December, 2006	306,766	1,950,761	242,989	64,981	2,565,497

Net book value
As at 31st December, 2006	927,273	2,431,720	217,353	51,152	3,627,498

As at 31st December, 2005	994,960	2,611,671	233,351	61,476	3,901,458

      Notes:

(a)	All buildings are situated in the PRC under medium term leases of not more than 50 years.

(b)	Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB134,348,000 (2005: RMB142,556,000) to BMW Brilliance Automotive Ltd. (“BMW Brilliance”) at a consideration of approximately RMB174,373,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement includes an option that BMW Brilliance can require Shenyang Automotive to purchase back the buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings remained as assets of the Group and the portion of the consideration received from BMW Brilliance up to 31st December, 2006 of approximately RMB113,343,000 (2005: RMB74,605,000) was treated as a financing and will be partially offset against the lease rental payable in future years (Note 38(h)). The remaining consideration payable of approximately RMB61,030,000 (2005: RMB99,768,000) will be received from BMW Brilliance and accounted for as additional financing.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
17. CONSTRUCTION-IN-PROGRESS

	2006	2005
	RMB’000	RMB’000

As at 1st January,	454,591	789,145
Additions	40,049	323,642
Transfer to property, plant and equipment (Note 16)	(261,536)	(658,196)

As at 31st December,	233,104	454,591

18. LAND LEASE PREPAYMENTS
The carrying value of land lease prepayments represents unamortised costs paid for land use rights in the PRC under medium term leases of not more than 50 years. The amount to be amortised within the next twelve months after the balance sheet date amounting to RMB4,058,000 (2005: RMB4,059,000).

	2006	2005
	RMB’000	RMB’000

Cost
As at 1st January,	143,015	91,098
Additions	—	51,917

As at 31st December,	143,015	143,015

Accumulated amortisation
As at 1st January,	18,858	14,972
Charge for the year	4,058	3,886

As at 31st December,	22,916	18,858

Net book value
As at 31st December,	120,099	124,157

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
19. INTERESTS IN SUBSIDIARIES

	2006	2005
	RMB’000	RMB’000
		(Restated)

Unlisted investments, at cost	4,193,288	4,192,888
Amounts due from subsidiaries:
— interest bearing (Note a)	1,777,929	1,871,764
— non-interest bearing (Note b)	1,891,625	1,673,352
Accumulated impairment losses	(700,000)	—

	7,162,842	7,738,004

Notes:
(a)	The amounts are interest-bearing at rates ranging from 3.875% to 5.750% (2005: 3.063% to 5.841%) per annum, unsecured and repayable within 1 to 2 years.

(b)	The amounts are unsecured, interest-free and without fixed repayment term.
Details of the Company’s principal subsidiaries as at 31st December, 2006 were as follows:

					Percentage of effective
					equity interest/voting
	Place of	Registered capital/			right attributable to the
	establishment/	issued and fully			Compfray
Name of company	incorporation	paid capital		Legal structure	Directly	Indirectly	Principal activities
Shenyang Automotive	Shenyang, the PRC	US$	444,160,000	Equity joint venture	51%	—	Manufacture, assembly
							and sale of minibuses
							and sedans

Ningbo Yuming	Ningbo, the PRC	US$	22,500,000	Wholly foreign	—	100%	Manufacture and sale of
				owned enterprise			automotive
							components

Xing Yuan Dong	Shenyang, the PRC	US$	150,000,000	Wholly foreign	100%	—	Manufacture and trading
				owned enterprise			of automotive
							components

Ningbo Ruixing	Ningbo, the PRC	US$	5,000,000	Wholly foreign	100%	—	Manufacture and trading
				owned enterprise			of automotive
							components

Mianyang Ruian	Mianyang, the PRC	US$	5,000,000	Wholly foreign	100%	—	Manufacture and trading
				owned enterprise			of automotive
							components

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
19. INTERESTS IN SUBSIDIARIES (Cont’d)

					Percentage of effective
					equity interest/voting
	Place of	Registered capital/			right attributable to the
	establishment/	issued and fully			Company
Name of company	incorporation	paid capital		Legal structure	Directly	Indirectly	Principal activities
-
Dongxing Automotive	Shenyang, the	RMB12,000,000		Wholly foreign owned	—	100%	Manufacture and
	PRC			enterprise			trading of automotive
							components and remodeling
							minibuses and sedans
Shenyang Jindong Development Co., Ltd.	Shenyang, the PRC	RMB10,000,000		Equity joint venture	—	75.5%	Trading of automotive components
Shenyang Jianhua Motors Engine Co., Ltd.	Shenyang, the PRC	RMB155,032,500		Equity joint venture	—	60.8%	Investment holding
China Brilliance Automotive Components Group Limited	Bermuda	US$	12,000	Company with limited liabilities	100%	—	Investment holding
Southern State Investment Limited	British Virgin Islands	US$	1	Company with limited liabilities	100%	—	Investment holding
Beston Asia Investment Limited	British Virgin Islands	US$	1	Company with limited liabilities	100%	—	Investment holding
Pure Shine Limited	British Virgin Islands	US$	1	Company with limited liabilities	100%	—	Investment holding
Key Choices Group Limited	British Virgin Islands	US$	50,000	Company with limited liabilities	100%	—	Investment holding
Brilliance China Automotive Finance Ltd.	British Virgin Islands	US$	50,000	Company with limited liabilities	100%	—	Financing
Brilliance China Finance Limited	British Virgin Islands `	US$	50,000	Company with limited liabilities	100%	—	Financing
Shenyang ChenFa	Shenyang, the	US$	8,000,000	Wholly foreign owned	100%		Development,
	PRC			enterprise			manufacture and sale of
							engines components

Notes to the Financial Statements (Cont’d)
For the year ended 31st) December, 2006
19. INTERESTS IN SUBSIDIARIES (Cont’d)

					Percentage of effective
					equity interest/voting
	Place of	Registered capital/			right attributable to the Company
	establishment/	issued and fully
Name of company	incorporation	paid capital		Legal structure	Directly	Indirectly	Principal activities

Shenyang XinJinBei	Shenyang, the PRC	RMBl,500,000,000		Company with	—	100%	Investment holding
Investment and				limited liabilities
Development Co., Ltd. (“SXID”)

Shenyang JinBei	Shenyang, the PRC	RMBl.500,000,000		Company with	—	99%	Investment holding
Automotive				limited liabilities
Industry Holdings Co., Ltd. SJAI)

Shanghai Hidea	Shanghai, the PRC	US$2,000,000		Equity joint	—	63.25%	Design of automotive
Auto Design				venture
Co., Ltd.

Shenyang Brilliance	Shenyang, the PRC	US$	29,900,000	Equity joint venture	49%	26.01%	Manufacture and
Power Train							sale of power
Machinery							train
Co., Ltd.
Except for the subsidiaries incorporated in Bermuda and the British Virgin Islands which principally operate in Hong Kong, all other subsidiaries principally operate in the PRC.
20. INTERESTS IN ASSOCIATES

	2006	2005
	RMB’000	RMB’000

Share of net assets other than goodwill	339,996	331,242
Goodwill, net of accumulated amortisation	26,654	26,654

	366,650	357,896

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
20. INTERESTS IN ASSOCIATES (Cont’d)
Details of the Group’s associates as at 31st December, 2006 were as follows:

Percentage of
	Place of	Registered		effective equity
	principal	capital/		interest/voting
	operations and	issued and paid up		right held
Name of company	establishment	capital	Legal structure	indirectly	Principal activities

Shenyang Aerospace	Shenyang, the PRC	RMB738,250,000	Equity joint	12.77%	Manufacture and sale of
Mitsubishi Motors			venture		automotive engines
Engine Manufacturing Co., Ltd, (“Shenyang Aerospace”) (Note (1))

Shenyang JinBei Vehicle Dies	Shenyang, the PRC	RMB29,900,000	Equity joint	45%	Manufacture and
Manufacturing Co., Ltd.			venture		sale of automotive
components
Combined financial information of the associates for the year ended 31st December, 2006 is summarised as follows:

	2006	2005
	RMB’000	RMB’000

Non-current assets	1,906,025	2,020,235
Current assets	889,889	908,750
Current liabilities	(634,616)	(940,641)
Non-current liabilities	(580,000)	(470,967)

Net assets	1,581,298	1,517,377

Turnover	2,113,735	1,807,849

Net profit	192,279	131,955

Net profit attributable to the Group	49,918	29,055

Notes:
(1)	On 29th September, 2005, the Group entered into an agreement with a shareholder of Shenyang Aerospace to dispose of 2% of the Group’s interest in Shenyang Aerospace for a cash consideration of RMB50 million. The disposal is yet to be completed as at the date of these financial statements.

(2)	During the year, the Group disposed of two associates, Chongqing FuHua Automotive Sales Service Co., Ltd. and Chongqing Baosheng Automotive Sale and Service Co., Ltd. to affiliated companies of Shanghai Shenhua Holdings Co., Ltd. and other third parties for a consideration of approximately RMB9 million and RMB4.5 million respectively.

Notes to the Financial Statements     (Cont’d)
For the year ended 31st December, 2006
21.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2006	2005
	RMB’000	RMB’000

Share of net assets other than goodwill	949,745	992,717

Goodwill, net of accumulated amortisation	326,644	326,644
Accumulated impairment losses (Note)	(252,373)	(179,030)

	74,271	147,614

	1,024,016	1,140,331

Note: The amount represents impairment loss on goodwill relating to Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (Note 22).
Details of the Group’s jointly controlled entities as at 31st December, 2006 were as follows:

Percentage of
effective equity
	Place of principal	Registered capital/		interest/voting
	operations and	issued and		right held
Name of company	establishment	paid up capital	Legal structure	indirectly	Principal activities

Mianyang Xinchen Engine	Mianyang, the PRC	US$24,120,000	Equity joint	50%	Manufacture and sale of
Co. Ltd. (“Mianyang Xinchen”) (Note)			venture		automotive engines for
minibuses and light
duty trucks

Shenyang Xinguang Brilliance	Shenyang, the PRC	US$7,220,000	Equity joint	50%	Manufacture and sale of
Automobile Engine Co.,			venture		automotive engines for
Ltd. (“Xinguang Brilliance”)					minibuses and light
duty trucks

BMW Brilliance	Shenyang, the PRC	US$174,000,000	Equity joint	49.5%	Manufacture and sale of
			venture		BMW sedans
Note: On 7th August, 2006, the Group entered into an agreement with an independent third party to dispose of 3.5% of the Group’s interest in Mianyang Xinchen for a cash consideration of approximately RMB16.4 million. The disposal is yet to be completed as at the date of these financial statements.

Notes to the Financial Statements    (Cont’d)
For the year ended 31 st December, 2006
21.	INTERESTS IN JOINTLY CONTROLLED ENTITIES (Cont’d)
Extracts of financial information of BMW Brilliance for the year ended 31st December, 2006 based on its financial statements audited by certified public accountants other than Moores Rowland Mazars are as follows:

	2006	2005
	RMB’000	RMB’000

Non-current assets	1,846,791	1,269,342
Current assets	5,216,688	3,364,290
Current liabilities	(4,926,526)	(2,987,117)
Non-current liabilities	(700,000)	(420,000)

Net assets	1,436,953	1,226,515

Turnover	8,062,524	5,864,005

Net profit	200,764	59,260

Net profit attributable to the Group	106,692	31,582

Combined financial information of other jointly controlled entities for the year ended 31st December, 2006 is summarised as follows:

	2006	2005
	RMB’000	RMB’000

Non-current assets	254,485	241,398
Current assets	834,369	674,354
Current liabilities	(604,129)	(418,630)
Non-current liabilities	(979)	—

Net assets	483,746	497,122

Turnover	890,562	733,043

Net loss	(13,376)	(25,706)

Net loss attributable to the Group	(7,290)	(11,642)
Impairment loss on goodwill (Note 22)	(73,343)	(179,030)

	(80,633)	(190,672)

Notes to the Financial Statements     (Cont’d)
For the year ended 31st December, 2006
22.	IMPAIRMENT OF GOODWILL
For impairment test purposes, goodwill in a subsidiary, an associate and a jointly controlled entity as set out in notes 15, 20 and 21 have been allocated to the following two cash generating units (“CGUs”). The carrying values of goodwill, net of accumulated amortisation, as at 31st December, 2006 allocated to these CGUs are as follows:

	2006			2005
	Manufacture and			Manufacture and
	sale of minibuses	Manufacture and		sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua		and automotive	sale of Zhonghua
	components	sedans	Total	components	sedans	Total
	KMB’000	RMB’000	KMB’000	RMB’000	RMB’000	RMB’000

A subsidiary	295,529	—	295,529	295,529	—	295,529
An associate	—	26,654	26,654	—	26,654	26,654
A jointly controlled entity	74,271	—	74,271	147,614	—	147,614

	369,800	26,654	396,454	443,143	26,654	469,797

The recoverable amounts of goodwill in the CGUs are determined by value in use calculations. Details of value in use calculation for manufacture and sale of Zhonghua sedans are set out in Note 14(e).
The value in use calculation of manufacture and sale of minibuses and automotive components is based on cash flow projections covering a 5-year period as approved by the management. The cash flow projections are determined on the basis of past performance and management’s expectations for market developments. There have been a number of assumptions used in estimating the recoverable amounts of the relevant assets. Key assumptions include an estimated sales volume of approximately 80,000 units of minibuses in 2007, and thereafter projected by an average annual growth rate of 7.6%, as well as a discount rate of 9% to reflect the risks involved. Judgement is required to determine the key assumptions adopted in the cash flow projections and changes in the key assumptions can significantly affect these cash flow projections.
Based on the business valuations, the following impairment losses have been recognised during the year.

	2006			2005
	Manufacture and			Manufacture and
	sale of minibuses	Manufacture and		sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua		and automotive	sate of Zhonghua
	components	sedans	Total	components	sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

A subsidiary	—	—	—	50,000	—	50,000
A jointly controlled entity (Note 21)	73,343	—	73,343	179,030	—	179,030

	73,343	—	73,343	229,030	—	229,030

As the carrying amounts of goodwill allocated to the above CGUs have been reduced to their recoverable amounts, any adverse change in the assumptions used in the calculation of recoverable amounts would trigger recognition of additional impairment loss of goodwill.

Notes to the Financial Statements     (Cont’d)
For the year ended 31st December, 2006
23.	PREPAYMENTS FOR A LONG-TERM INVESTMENT
On 29th December, 2003, SJAI (a 99% indirectly-owned subsidiary of the Company) and SXID (an indirectly wholly-owned subsidiary of the Company) entered into agreements with the respective sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively (the “Acquisitions”), SAIAM owns 24.38% while SXI owns 8.97% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the Acquisitions was RMB600 million, which was determined after arm’s length negotiations between the parties by taking into account the respective financial position of SAIAM and SXI.
Although the Acquisitions have been approved by State-owned Assets Supervision and Administration Commission of Liaoning Provincial Government and the State-Owned Assets Supervision and Administration Commission of the State Council, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the Acquisitions, the Group will be effectively interested in an aggregate of approximately 33.05% of the issue share capital of JinBei.
As at 31st December, 2006 and 2005, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment. The directors have assessed the fair value of the underlying shares of JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.
24.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2006	2005
	RMB’000	RMB’000

Equity investments
Unlisted, at cost	4,138	4,138
Listed in Hong Kong, at fair value	19,598	18,546

	23,736	22,684

25.	PLEDGED SHORT-TERM BANK DEPOSITS
Pledged short-term bank deposits as at 31st December, 2006 were pledged for the following purposes.

	2006	2005
	RMB’000	RMB’000

Issue of bank guaranteed notes to trade creditors (Note)	1,207,209	1,450,451
Bank loans granted to JinBei (Note 41 (a))	312,260	311,461
Bank loans granted to the Group (Note 31)	105,680	170,737

	1,625,149	1,932,649

Note: In addition to short-term bank deposits, as at 31st December, 2006, the Group also pledged bank guaranteed notes receivable from third parties and affiliated companies of approximately RMB233 million (2005: RMB238 million) for issue of bank guaranteed notes.

Notes to the Financial Statements     (Cont’d)
For the year ended 31st December, 2006
26.	INVENTORIES

	2006	2005
	RMB’000	RMB’000

Raw materials	717,933	659,742
Work-in-progress	174,796	64,312
Finished goods	654,390	501,776

	1,547,119	1,225,830
Less: provision for inventories	(200,276)	(179,012)

	1,346,843	1,046,818

As at 31st December, 2006, the carrying amount of inventories that were stated at net realisable value amounted to approximately RMB441.6 million (2005: RMB340.1 million).
27.	ACCOUNTS RECEIVABLE
An aging analysis, of accounts receivable is set out below:

	2006	2005
	RMB’000	RMB’000

Less than six months	588,458	111,536
Between six months to one year	34,642	997
Between one to two years	7,226	3,081
Above two years	64,655	57,711

	694,981	173,325
Less: provision for doubtful debts	(62,823)	(48,367)

	632,158	124,958

A substantial amount of the accounts receivable is denominated in Renminbi. The Group’s credit policy is set out in note 5(iii).
28.	NOTES RECEIVABLE
All notes receivable are denominated in Renminbi and are primarily notes received from customers for settlement of accounts receivable balances. As at 31st December, 2006, all notes receivable were guaranteed by established banks in the PRC with maturities of less than six months from 31st December, 2006.

Notes to the Financial Statements    (Cont’d)
For the year ended 31st December, 2006
29.	OTHER RECEIVABLES

	2006	2005
	RMB’000	RMB’000

Advance to SAIAM (Note)	300,000	300,000
Receivable from a jointly controlled entity	36,727	50,510
Others	169,015	159,512

	505,742	510,022
Less: provision for doubtful debts	(82,725)	(78,003)

	423,017	432,019

All other receivables are denominated in Renminbi.
Note: The amount represents an advance to SAIAM which will become a subsidiary of the Group after the completion of the acquisition of SAIAM as detailed in Note 23.
30.	ACCOUNTS PAYABLE
An aging analysis of accounts payable is set out below:

	2006	2005
	RMB’000	RMB’000

Less than six months	2,265,630	889,390
Between six months to one year	12,714	5,343
Between one to two years	10,582	24,045
Above two years	10,341	10,114

	2,299,267	928,892

Accounts payable with balances denominated in currencies other than Renminbi are considered not significant.
31.	SHORT-TERM BANK BORROWINGS
RMB 100,000,000 (2005: RMB157,500,000) of the bank borrowings is secured by the Group’s short-term bank deposits of RMB105,680,000 (2005: RMB170,737,000) (see Note 25), interest-bearing at rates ranging from 5.58% to 6.12% per annum and repayable on 23rd February, 2007. The remaining RMB400,000,000 (2005: RMB339,000,000) is unsecured, interest-bearing at rates ranging from 6.435% to 6.732% per annum and repayable from 18th June, 2007 to 27th September, 2007.

Notes to the Financial Statements     (Cont’d)
For the year ended 31st December, 2006
32.	CONVERTIBLE BONDS
(a)	Convertible bonds due 2008

	2006	2005
	RMB’000	RMB’000

At beginning of year	1,589,614	1,519,490
Buy back	(665,958)	—
Redemption	(939,351)
Amortisation	50,755	109,048
Exchange difference arising on translation	(35,060)	(38,924)

At balance sheet date	—	1,589,614

On 28th November, 2003, the Company, through its wholly owned subsidiary, Brilliance China Automotive Finance Ltd., issued zero coupon guaranteed convertible bonds due 2008 with principal amount of US$200,000,000 (equivalent to approximately RMB1,654.3 million). The convertible bonds due 2008 are listed on the Luxembourg Stock Exchange.
The convertible bonds due 2008 are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$4.60 per share, subject to the following two events, at any time on or after 8th January, 2004, and up to and including 14th November, 2008, unless the convertible bonds due 2008 previously have been redeemed or previously have matured.
(i)	The convertible bonds due 2008 will mature on 28th November, 2008. At any time from 28th November, 2005 through 14th November, 2008, all, or from time to time, some of the aggregate outstanding principal amount of the convertible bonds due 2008 is redeemable at the option of Brilliance China Automotive Finance Ltd. at the early redemption amount if the closing price of the shares of the Company on the SEHK for each of the last 20 consecutive trading days has been at least 130% of the conversion price or if at least 90% in principal amount of the convertible bonds due 2008 has been converted, redeemed or purchased and cancelled. Unless previously converted, redeemed or purchased and cancelled, the convertible bonds due 2008 will be redeemed at 100% of their outstanding principal amount on 28th November, 2008.

(ii)	All or some of the convertible bonds due 2008 may be redeemed at the option of the relevant holder on 28th November, 2006 at 102.27% of their principal amount. The convertible bonds due 2008 may also be redeemed, in whole or in part, at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company. The convertible bonds due 2008 may also be redeemed at the option of the holders if the shares of the Company cease to be listed or admitted to trading in the SEHK.
During the year, the Group, through its agent, entered into transactions to buy back the convertible bonds due 2008 with par value and carrying amount of US$82,790,000 (equivalent to approximately RMB660,576,000) and US$83,465,000 (equivalent to approximately RMB665,958,000) respectively. Total consideration for the buy back was US$82,590,000 (equivalent to approximately RMB658,969,000). The remaining outstanding convertible bonds due 2008 with par value and carrying amount of US$117,210,000 (equivalent to approximately RMB918,520,000) and US$119,868,000 (equivalent to approximately RMB939,351,000) respectively have been redeemed by the Group at a consideration of US$119,868,000 (equivalent to approximately RMB939,351,000).

Notes to the Financial Statements     (Cont’d)
For the year ended 3I st December, 2006
32.	CONVERTIBLE BONDS (Cont’d)
(a)	Convertible bonds due 2008 (Cont’d)
The Group allocated the consideration and any transaction costs for the buy back to the liability and equity components of the convertible bonds due 2008 at the date of the transaction. The fair value of the liability component at the transaction date was calculated as the present value of the principal payments plus redemption premium, discounted at the market interest rate applicable to similar liabilities that do not have a conversion option while any residual amount is allocated to the equity component. Since the consideration approximated the fair value of the liability component at the transaction dates, the whole amount of the consideration was allocated to the liability component.
As a result of the buy back transactions, the Group recorded a gain of approximately RMB7 million during the year.
(b)	Convertible bonds due 2011

	2006	2005
	RMB’000	RMB’000

Liability component
Fair value at inception	1,379,287	—
Issuing costs	(28,856)	—
Amortisation	76,081	—
Gain on foreign currency translation	(31,090)	—

	1,395,422	—

Fair value of embedded conversion option
Fair value at inception	81,492	—
Changes in fair value	73,202	—
Gain on foreign currency translation	(3,046)	—

	151,648	—

	1,547,070	—

On 7th June, 2006, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited, issued zero coupon guaranteed convertible bonds due 2011 with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million). The convertible bonds due 2011 are listed on the Singapore Exchange Securities Trading Limited.
The convertible bonds due 2011 are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after 6th July, 2006, and up to and including 8th May, 2011, unless the convertible bonds due 2011 previously have been redeemed or previously have matured.

Notes to the Financial Statements     (Cont’d)
For the year ended 31 st December, 2006
32.	CONVERTIBLE BONDS (Cont’d)
(b)	Convertible bonds due 2011 (Cont’d)

Conversion price reset
If the average of the closing price (the “Average Market Price”) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the 10th March, 2007 reset date) and 75% (for the 10th March, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the convertible bonds due 2011 could not be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.
Redemption
The convertible bonds due 2011 will mature on 7th June, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds due 2011 is redeemable at the option of Brilliance China Finance Limited at the early redemption amount (calculated at principal amount of the convertible bonds due 2011 plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after 7th June, 2008 and prior to 7th June, 2009, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds due 2011 divided by the conversion price);

(ii)	on or at any time after 7th June, 2009 and prior to 8th May, 2011, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(iii)	at any time, if more than 90% in principal amount of the convertible bonds due 2011 has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the convertible bonds due 2011 will be redeemed at 141.060% of their outstanding principal amount on 7th June, 2011.
The convertible bonds due 2011 may be redeemed in whole but not in part at the option of the relevant holder on 7th June, 2009 at 122.926% of their principal amount. The convertible bonds due 2011 may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading in the SEHK.
The convertible bonds due 2011 contain a liability component and an embedded conversion option, which are required to be accounted for separately in accordance with HKAS 39.
Fair value of the embedded conversion option is provided by professional valuers using the Black-Scholes option pricing model. Key assumptions used in estimating the fair value include (1) the conversion price will not be adjusted or reset, and remains at HK$1.93 per share throughout the life of the convertible bonds due 2011; and (2) the bondholders will not exercise their rights to require the Brilliance China Finance Limited to redeem the convertible bonds due 2011 at 122.926% of the principal amount on 7th June, 2009.

Notes to the Financial Statements     (Cont’d)
For the year ended 31st December, 2006
32.	CONVERTIBLE BONDS (Cont’d)
(b)	Convertible bonds due 2011 (Cont’d)
Redemption (Cont’d)
During the year, the change in fair value of the embedded conversion option amounted to approximately RMB73.2 million.
The fair value of the liability component as at 31st December, 2006 was approximately US$181,293,000 (equivalent to approximately RMB 1,417,258,000).
33.	ADVANCES FROM A SUBSIDIARY

Advances from a subsidiary are unsecured, interest-free and expected not to be repaid within the next twelve months from 31st December, 2006. The advances were used to finance certain subsidiaries of the Company.

34.	DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method on balance sheet approach using the principal taxation rate of the relevant entities within the Group.

As at 31st December, 2006, the Group has unrecognised temporary differences and tax losses of approximately RMB888,501,000 (2005: RMB852,032,000) and RMB1,399,365,000 (2005: RMB1,239,123,000), respectively, available to offset against future taxable profits. The unrecognised temporary differences have no expiry date under current legislation but the unrecognised tax losses of RMB565,939,000 (2005: RMB565,939,000), RMB610,235,000 (2005: RMB673,184,000) and RMB223,191,000 will expire in year 2009, year 2010 and year 2011 respectively.

35.	RETIREMENT PLAN AND EMPLOYEES’ BENEFITS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 19% to 23% (2005: 20%) of salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.

The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly mandatory contributions to the scheme at 5% of the employees’ salary with the maximum amount of HK$1,000 by the Group and the employees per month. The retirement benefit scheme cost charged to the income statement represents contributions payable by the Group to the fund.

The Group’s contributions for staff in Hong Kong and the PRC for the year ended 31st December, 2006 were approximately RMB36.1 million (2005: RMB33.1 million).

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
36.	SHARE CAPITAL AND SHARE OPTIONS
(a)	Share capital

	2006		2005
	Number of		Number of
	shares	Amount	shares	Amount
	’000	’000	’000	’000

Authorised:
Ordinary shares of US$0.01 each (Note)	5,000,000	US$50,000	5,000,000	US$50,000

Issued and fully paid:
Ordinary shares of US$0.01 each As at 1st January, and 31st December,	3,668,391	RMB303,388	3,668,391	RMB303,388

Note:	At a special general meeting held on 12th February, 2007, shareholders of the Company approved the increase of the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of par value of US$0.01 each.
(b)	Share options

Original share option scheme approved in 1999

On 18th September, 1999, the Company approved a share option scheme (the “Original Scheme”) under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the greater of (i) 80 percent of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date or (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.

Movements of outstanding share options granted under the Original Scheme during the year are as follows:

	Number of share options
	2006	2005

As at 1st January,	2,800,000	14,490,000
Cancelled/Lapsed during the year	—	(11,690,000)

As at 31st December,	2,800,000	2,800,000

Each of the outstanding share options under the Original Scheme entitle the holder to subscribe for one ordinary share of the Company at HK$1.896, exercisable from 2nd June, 2001 to 1st June, 2011.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
36.	SHARE CAPITAL AND SHARE OPTIONS (Cont,d)
(b)	Share options (Cont’d)

New share option scheme approved in 2002

On 28th June, 2002, the Company adopted a new share option scheme (the “New Scheme”) in compliance with the amendments to Chapter 17 of the listing rules of the SEHK which came into effect on 1st September, 2001. The New Scheme came into effect on 15th July, 2002 and the Original Scheme (as described above) was terminated on the same date. Any new share options granted after 15th July, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted under the Original Scheme will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s shares at a price which shall not be lower than the higher of:
(i)	the closing price of the shares on the SEHK as stated in SEHK’s quotation sheet on the date of the offer of grant, which must be a trading date;

(ii)	the average closing price of the shares on the SEHK as stated in SEHK’s quotation sheets for the five trading days immediately preceding the date of the offer of grant; and

(iii)	the nominal value of the shares.
Movements of outstanding share options granted under the New Scheme during the year are as follows:

	Number of share options
	2006	2005

Granted during the year and as at 31st December,	35,750,000	—

Each of the outstanding share options under the New Scheme entitle the holder to subscribe for one ordinary share of the Company at HK$1.32, exercisable from 28th December, 2006 to 27th December, 2016.
In accordance with the terms of the share-based arrangement, options issued during the year vest at the date of grant.
The fair value of the share options granted during the year is HK$11,221,493 (equivalents to approximately RMB11,281,000), which was calculated using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural consideration. Due to the restriction on the transferability of the share options, the option holders tend to early exercise the options on hand. Therefore, management considers it is appropriate to assume that the option holders will exercise their options earlier as it is the only way for them to realise their option value. Such expected time of exercise constitutes the expected tenors of the options, which are adopted in the calculation of the fair value of the options. The expected tenors for options held by the directors and other employees are two years and one year respectively. Expected volatility is based on the historical price volatility over the past 260 days.

Notes to the Financial Statements (cont’d)
For the year ended 31st December, 2006
36.	SHARE CAPITAL AND SHARE OPTIONS (Cont’d)
(b)	Share options (Cont’d)

Call Option Agreements

On 18th December, 2002, Huachen Automotive Group Holdings Company Limited (“Huachen”) entered into a principal agreement (the “Principal Agreement”) with the Chinese Financial Education Development Foundation (the “Foundation”), the then substantial shareholder, to purchase from the Foundation a total of 1,446,121,500 ordinary shares, representing approximately 39.446% of the then issued share capital of the Company and the Foundation’s entire shareholding interests in the Company, Completion of the Principal Agreement took place upon signing.

On 18th December, 2002, each of Mr. Wu Xiao An, Mr. Su Qiang (also known as Mr. So Keung), Mr. Hong Xing and Mr. He Tao (also known as Mr. Ho To) (the “Management Directors”) entered into a call option agreement (“Call Option Agreements”) with Huachen, immediately after the Principal Agreement was entered into and after completion of the sale and purchase of the ordinary shares pursuant thereto. Pursuant to the terms of the Call Option Agreements, Huachen granted to each of the Management Directors a call option in respect of a specified number of shares, totalling 346,305,630 shares in aggregate and representing approximately 9.446% of the then issued share capital of the Company, at an exercise price of HK$0.95 per share. Each call option is exercisable in whole or in part at any time during the period of 3 years commencing from the date falling 6 months after the earlier of: (a) the end of the general offer made to the remaining shareholders by Huachen and the Management Directors dated 18th December, 2002 (the “Offer”); and (b) the close of the Offer in accordance with the offer document issued by the offerors in respect of the Offer as required under the Hong Kong Code on Takeovers and Mergers. The Offer closed on 6th February, 2003.

Under the terms of the Call Option Agreements, the Management Directors may elect to pay the exercise price in full or to pay 10% of the exercise price at the time of exercise of the option. If the Management Directors elect the latter payment option, the balance of the exercise price will be payable within a 3-year period after the date of completion of the purchase of the relevant shares pursuant to the exercise of such option, and the share will be pledged as security in favour of Huachen until full payment of the exercise price.

The call options lapsed on 6th August, 2006 and none of them was exercised during the year ended 31st December, 2006 (2005: Nil).

Notes to the Financial Statements (Cont’d)
Far the year ended 31st December, 2006
37.	RESERVES

The Group

	Equity			Cumulative
	component of		Investment	translation	Dedicated	Share	Capital	Retained
	convertible	Share	revaluation	adjustments	capital	options	reserve	earnings	Proposed		Minority
	bonds	premium	reserve	reserve	(Note a)	reserve	(Note b)	(Note c)	dividend	Total	interests	Total equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January. 2005	114,205	2,038,423	15,410	39,179	158,352	—	120,000	4,158,960	19,450	6,663,979	1,066,350	7,730,329
Distributions during the year	—	—	—	—	—	—	—	—	(19,450)	(19,450)	(24,048)	(43,498)
Loss for the year	—	—	—	—	—	—	—	(649,608)	—	(649,608)	(595,934)	(1,245,542)
Transfer to dedicated capital	—	—	—	—	9,279	—	—	(9,279)	—	—	—	—
Change in fair value of available-for- sale financial assets	—	—	(27,227)	—	—	—	—	—	—	(27,227)	—	(27,227)

As at 31st December, 2005	114,205	2,038,423	(11,817)	39,179	167,631	—	120,000	3,500,073	—	5,967,694	446,368	6,414,062

As at 1st January, 2006	114,205	2,038,423	(11,817)	39,179	167,631	—	120,000	3,500,073	—	5,967,694	446,368	6,414,062
Loss for the year	—	—	—	—	—	—	—	(398,422)	—	(398,422)	(306,221)	(704,643)
Equity component of convertible bonds due 2008 transferred to retained earnings upon buy back/redemption	(114,205)	—	—	—	—	—	—	114,205	—	—	—	—
Share option cost	—	—	—	—	—	11,281	—	—	—	11,281	—	11,281
Transfer to dedicated capital	—	—	—	—	16,562	—	—	(16,562)	—	—	—	—
Change in fair value of available-for-sale financial assets	—	—	1,052	—	—	—	—	—	—	1,052	—	1,052

As at 31st December, 2006	—	2,038,423	(10,765)	39,179	184,193	11,281	120,000	3,199,294	—	5,581,605	140,147	5,721,752

(a)	As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net profit as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the year ended 31st December, 2006, appropriations of approximately RMB16.6 million (2005: RMB9.3 million) to the general reserve fund were made by subsidiaries of the Company and no appropriation to the enterprise expansion fund was made by the subsidiaries (2005: Nil). Under HKFRSs, the appropriation for the staff welfare and incentive bonus fund is charged to the income statement.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
37.	RESERVES (Cont’d)

The Group (Cont’d)
(b)	In 2003, as approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalisation of paid up registered capital. Such release of dedicated capital is credited to the capital reserve.

(c)	Distributions received from the Company’s subsidiaries are denominated in U.S. Dollar and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of these subsidiaries under HKFRSs as at 31st December, 2006 amounted to approximately RMB1,157.7 million (2005: RMB927.1 million). The distributable profits of subsidiaries under PRC GAAP are different from the amounts reported under HKFRSs. In addition, included in the Group’s retained earnings is an amount of RMB941,000 which is non-distributable under the relevant laws and regulations in the PRC.
The Company

			Cumulative
		Investment	translation
	Share	revaluation	adjustments	Retained	Proposed
	premium	reserve	reserve	earnings	dividend	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As at 1st January, 2005	2,038,423	15,410	39,179	4,047,644	19,450	6,160,106
Change in fair value of available-for-sale financial assets	—	(27,227)	—	—	—	(27,227)
Distributions during the year	—	—	—	—	(19,450)	(19,450)
Profit for the year	—	—	—	184,178	—	184,178

As at 31st December, 2005	2,038,423	(11,817)	39,179	4,231,822	—	6,297,607

As at 1st January, 2006	2,038,423	(11,817)	39,179	4,231,822	—	6,297,607
Change in fair value of available-for-sale financial assets	—	1,052	—	—	—	1,052
Loss for the year	—	—	—	(605,123)	—	(605,123)

As at 31st December, 2006	2,038,423	(10,765)	39,179	3,626,699	—	5,693,536

The directors consider that the Company had approximately RMB3,655.1 million (2005: RMB4,259.2 million) available for distribution to shareholders.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
38.	RELATED PARTY TRANSACTIONS
(a)	Name and relationship

Name	Relationship

JinBei	A shareholder of Shenyang Automotive

Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company

Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.
Save as disclosed elsewhere in the financial statements, significant transactions with affiliated parties (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed as follows.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
38.	RELATED PARTY TRANSACTIONS (Cont’d)
(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the year are summarised below:

	2006	2005
	RMB’000	RMB’000

Sales of goods:
— JinBei and its affiliated companies	178,414	69,432
— Shanghai Shenhua and its affiliated companies	1,052,689	1,469,402
— Jointly controlled entities	124,433	63,180
— Associates	61,713	7,825

Purchases of goods:
— JinBei and its affiliated companies	895,457	383,808
— Shanghai Shenhua and its affiliated companies	16,668	85,354
— Affiliated companies of BHL	117,336	66,441
— Jointly controlled entities	417,448	382,059
— Associates	525,430	142,162
— Affiliated companies of the joint venture partner of Xinguang Brilliance	68	761
— Shareholders of Shenyang Aerospace and their affiliated companies	90,505	1,987

Interest to a jointly controlled entity	16,748	17,329
Operating lease rental on land and buildings charged by:
— a jointly controlled entity	908	2,206
— Shanghai Shenhua and its affiliated companies	1,148	—
— JinBei and its affiliated companies	60	—
Mould testing income from a jointly controlled entity	4,320	—
Operating lease rental from a jointly controlled entity	34,863	15,078
Subcontracting charge to a jointly controlled entity	254,479	112,160
Service income from a jointly controlled entity	35,067	43,671
Proceeds from sale of property, plant and equipment to a jointly controlled entity	80,332	263

The above sale and purchase transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
38.	RELATED PARTY TRANSACTIONS (Cont’d)
(c)	As at 31st December, 2006, amounts due from affiliated companies consisted of the following:

	2006	2005
	RMB’000	RMB’000

Due from related parties:
— Shanghai Shenhua and its affiliated companies	431,310	276,763
— Affiliated companies of JinBei	93,446	62,877
— An affiliated company of BHL	55,040	54,222
— Jointly controlled entities	21,470	13,380
— An associate	—	1,505
— BMW Brilliance
— Accounts receivable	247,564	192,185
— Consideration receivable arising from the disposal of machinery and equipment	134,527	269,003
Dividend receivable from a jointly controlled entity	76,173	—
Dividend receivable from an associate	21,000	—

	1,080,530	869,935
Less: provision for doubtful debts	(29,720)	(29,720)

	1,050,810	840,215

(i)	The amounts due from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(ii)	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	2006	2005
	RMB’000	RMB’000

Less than six months	773,810	474,141
Between six months to one year	66,485	26,320
Between one to two years	79,609	321,817
Over two years	160,626	47,657

	1,080,530	869,935

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
38.	RELATED PARTY TRANSACTIONS (Cont’d)
(d)	As at 31st December, 2006, the notes receivable from affiliated companies arising from trading activities consisted of the following:

	2006 RMB’000	2005 RMB’000

Notes receivable from related parties:
— Affiliated companies of JinBei	16,620	9,446
— Shanghai Shenhua	63,750	328,482
— Associates	—	1,000
— Jointly controlled entities	1,107	42

	81,477	338,970

All the notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 31st December, 2006.
(e)	As at 31st December, 2006, the advances to affiliated companies consisted of:

	2006	2005
	RMB’000	RMB’000

Advances to related parties:
— An associate	179	7,199
— Jointly controlled entities	6,374	27
— Affiliated companies of BHL	15,273	15,273
— Shanghai Shenhua and its affiliated companies	14,044	9,045
— JinBei and its affiliated company	23,740	16,185
— Other affiliated company	689	452

	60,299	48,181
Less: provision for doubtful debts	(2,214)	(9,250)

	58,085	38,931

Advances to affiliated companies are unsecured, non-interest bearing and with no fixed repayment term except for an unsecured advance to JinBei of RMB5 million which is interest-bearing at 5.4% per annum and has 6 months repayment term (2005: advances to affiliated companies were unsecured, non-interest bearing and with no fixed repayment term).
In July 2006, the Group advanced a sum of RMB150 million to an affiliated company of JinBei, which was fully repaid within the same month.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
38.	RELATED PARTY TRANSACTIONS (Cont’d)
(f)	As at 31st December, 2006, amounts due to affiliated companies arising from trading activities consisted of the following:

	2006	2005
	RMB’000	RMB’000

Due to related parties:
— Associates	95,819	28,747
— Jointly controlled entities	585,124	436,276
— Affiliated companies of Shanghai Shenhua	10,719	4,191
— Affiliated companies of JinBei	281,721	142,438
— Affiliated companies of BHL	—	22,025
— Other affiliated companies	9,910	130

	983,293	633,807

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	2006	2005
	RMB’000	RMB’000

Less than six months	951,464	568,692
Between six months to one year	27,769	64,563
Between one to two years	3,074	335
Over two years	986	217

	983,293	633,807

(g)	As at 31st December, 2006, the notes payable to affiliated companies arising from trading activities consisted of the following:

	2006	2005
	RMB’000	RMB’000

Notes payable to related parties:
— Affiliated companies of BHL	—	43,462
— An affiliated company of JinBei	7,249	8,139
— An associate	18,039	486
— A jointly controlled entity	12,000	22,005

	37,288	74,092

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
38.	RELATED PARTY TRANSACTIONS (Cont’d)
(h)	As at 31st December, 2006, the advances from affiliated companies consisted of:

	2006	2005
	RMB’000	RMB’000

Advances from related parties:
— Associates	—	607
— A jointly controlled entity	1,279	—
— BHL and its affiliated company	12,728	28,558
— Affiliated companies of Shanghai Shenhua	820	236
— JinBei and its affiliated companies	6,925	1,088
— Financing received from BMW Brilliance (Note 16(b))	113,343	74,605

	135,095	105,094

Saved for the advances from BMW Brilliance as detailed in Note 16(b), other advances from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(i)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(j)	Compensation benefits to key management personnel excluding directors.

	2006	2005
	RMB’000	RMB’000
		(Restated)

Short-term employee benefits	7,599	7,433

39.	CONSOLIDATED CASH FLOW STATEMENTS
(a)	Cash generated from operations

	2006	2005
	RMB’000	RMB’000

Loss before taxation	(656,764)	(1,156,445)
Share of results of:
Jointly controlled entities	(99,402)	(19,940)
Associates	(49,918)	(29,055)
Interest income	(90,738)	(60,189)
Interest expenses	235,418	234,849
Write back of provision for inventories sold	(163,094)	(39,638)
Depreciation of property, plant and equipment	598,941	397,640
Amortisation of intangible assets	145,518	158,920
Amortisation of land lease prepayments	4,058	3,886
Share option cost	11,281	—
Write off of other non-current assets	1,798	—

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
39. CONSOLIDATED CASH FLOW STATEMENTS (Cont’d)
(a)	Cash generated from operations (Cont’d)

	2006	2005
	RMB’000	RMB’000

Provision for impairment loss on goodwill in a subsidiary	—	50,000
Gain on disposals of property, plant and equipment	(3,055)	(341)
Write off of property, plant and equipment	8,251	—
Gain on disposal of a jointly controlled entity	—	(2,098)
Government grant recognised	(1,850)	(941)
Gain on disposal of an associate	(384)	—
Loss on disposal of an associate	709	—
Write back of provision for doubtful debts	(76)	(7,459)
Provision for inventories	184,358	105,465
Provision for impairment loss on goodwill in a jointly controlled entity	73,343	179,030
Provision for impairment losses on property, plant and equipment	29,160	48,299
Provision for impairment losses on intangible assets	—	300,000
Provision for doubtful debts and write off of bad debts	14,456	1,176
Provision for advances to affiliated companies	—	7,275
Provision for amount due from affiliated companies	—	5,000
Provision for other receivables	13,816	42,252
Gain on buy back of convertible bonds due 2008	(6,910)	—
Change in fair value of embedded conversion option of convertible bonds due 2011	73,202	—
Increase in accounts receivable	(521,656)	(69,974)
Decrease in notes receivable	179,837	243,394
Decrease in notes receivable from affiliated companies	257,493	306,173
Increase in amounts due from affiliated companies	(191,724)	(79,804)
Decrease (Increase) in other receivables	61,581	(4,701)
(Increase) Decrease in prepayments and other current assets	(84,966)	28,069
(Increase) Decrease in inventories	(321,608)	464,057
Increase (Decrease) in notes and accounts payable	1,487,870	(333,250)
Decrease in notes payable to affiliated companies	(36,804)	(47,070)
Increase in amounts due to affiliated companies	363,459	171,871
Increase in customer advances	106,800	53,489
Increase in other payables	25,566	43,423
Decrease in accrued expenses and other current liabilities	(106,684)	(8,277)
(Increase) Decrease in other taxes recoverable	(116,064)	39,702
(Decrease) Increase in other taxes payable	(35,854)	75,304
Unrealised gain on exchange	(69,382)	(39,001)

Cash generated from operations	1,319,982	1,061,091

(b)	Major non-cash transactions

During the year ended 31st December, 2006, the Group entered into an agreement with an affiliated company to offset accounts receivable from the affiliated company with the Group’s accounts payable to that affiliated company of approximately RMB86 million.

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
40.	COMMITMENTS
(a)	Capital commitments

	2006	2005
	RMB’000	RMB’000

Contracted but not provided for:
— Construction projects	30,781	58,544
— Acquisition of plant and machinery	130,407	112,396
— Others	25,072	77,318

	186,260	248,258

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	1,004,312	1,532,703

(b)	Operating lease commitments

As at 31st December, 2006, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	2006	2005
	RMB’000	RMB’000

Within one year	18,943	13,501
In the second to fifth years inclusive	28,680	22,996
Over five years	40,526	35,944

	88,149	72,441

(c)	Future operating lease arrangements

As at 31st December, 2006, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	2006	2005
	RMB’000	RMB’000

Within one year	19,611	14,152
In the second to fifth years inclusive	56,697	56,607
Over five years	90,952	104,960

	167,260	175,719

Notes to the Financial Statements (Cont’d)
For the year ended 31st December, 2006
41.	CONTINGENCIES
(a)	As at 31st December, 2006, the Group had provided the following guarantees:
—	Corporate guarantees for revolving bank loans and bank guaranteed notes of approximately RMB120 million (2005: RMB120 million) drawn by affiliated companies of Shanghai Shenhua;

—	A joint and several corporate guarantee with a shareholder of Shenyang Aerospace on a long-term bank loan of approximately RMBNil (2005: RMB111 million) drawn by Shenyang Aerospace which will expire in 2008;

—	Corporate guarantees for bank loans amounting to RMB295 million (2005: RMB295 million) drawn by JinBei, Bank deposits of RMB312 million (2005: RMB311 million) was pledged as collateral for the corporate guarantees as detailed in Note 25.
(b)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB35.6 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.
42.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements set out on pages 44 to 111 were approved and authorised for issue by the Board of Directors on 20th April, 2007.

Supplementary Financial Information
For the year ended 31st December, 2006
The Group has prepared a separate set of financial statements for the year ended 31st December, 2006 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

			2006	2005
	Notes		RMB’000	RMB’000

Reconciliation of net loss:
Loss attributable to equity holders of the Company under HKFRS			(398,422)	(649,608)
Capitalisation of borrowing costs and its related depreciation	(a	)	(2,104)	(2,104)
Write off of development costs	(b	)	(132,633)	(135,475)
Impairment of intangible assets	(b	)	—	127,000
Amortisation of intangible assets	(b	)	(35,925)	(45,090)
Impairment of goodwill	(c	)	—	(28,690)
Finance costs/redemption premium of convertible bonds due 2008	(d	)	20,840	45,407
Gain on buy back of convertible bonds due 2008	(d	)	3,823	—
Finance costs/redemption premium of convertible bonds due 2011	(e	)	12,493	—
Change in fair value of embedded conversion option of convertible bonds due 2011	(e	)	73,202	—
Issue costs allocated to embedded conversion option of convertible bonds due 2011	(e	)	2,557	—
Deferred tax effect on US GAAP adjustments			—	(12,786)
Effect of the above adjustments attributable to minority interests			70,061	30,057

Loss attributable to shareholders reported under US GAAP			(386,108)	(671,289)

Other comprehensive income (loss):
Fair value adjustment for securities available-for-sale	(f	)	1,052	(27,227)

Comprehensive loss reported under US GAAP			(385,056)	(698,516)

Supplementary Financial Information (Cont’d)
For the year ended 31st December, 2006

			2006	2005
	Notes		RMB’000	RMB’000

Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests			5,884,993	6,271,082
Capitalisation of borrowing costs and its related depreciation	(a	)	3,388	5,492
Write off of development costs	(b	)	(677,818)	(545,185)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of intangible assets	(b	)	(81,014)	(45,090)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Accumulated amortisation of finance costs/accreted redemption premium of convertible bonds due 2008	(d	)	—	89,541
Change in recognition, measurement and disclosure of convertible bonds due 2008 under new HKFRS	(d	)	—	(114,205)
Amortisation of finance costs/accreted redemption premium of convertible bonds due 2011	(e	)	12,493	—
Change in fair value of embedded conversion option of convertible bonds due 2011	(e	)	73,202	—
Issue costs allocated to embedded conversion option of convertible bonds due 2011	(e	)	2,557	—
Effect of the above adjustments attributable to minority interests			103,009	32,950

Net assets reported under US GAAP			5,765,913	6,139,688

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB133 million capitalised during the year and accumulated development costs of RMB678 million capitalised as at 31st December, 2006 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB36 million for the year. As at 31st December, 2006, the cumulative effect of impairment losses and differences in amortisation charges are RMB377 million and RMB81 million respectively.

Supplementary Financial Information (Cont’d)
For the year ended 31st December, 2006

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference related to amortisation of goodwill at both 31st December 2005 and 2006 was RMB144 million.

Goodwill under US GAAP (i.e. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses which is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	Previously, the convertible bonds due 2008 (see Note 32 (a)) were stated in the balance sheet at face value plus accreted redemption premium under both HKFRS and US GAAP.

However, with effect from 1st January, 2005, the convertible bonds due 2008 are split into liability and equity components under HKFRS. The liability component is subsequently carried at amortised finance cost while the equity component, being recognised in equity, shall remain unchanged until the convertible bonds due 2008 are converted or redeemed. Accordingly, the carrying amount of liability component reported under US GAAP (without allocation to the equity component) was greater than that under HKFRS. As a result, the gain on buy back recognised under US GAAP was greater than that under HKFRS while the finance costs/redemption premium recognised under HKFRS was greater than that under US GAAP.

Since the Group bought back and redeemed all the convertible bonds due 2008 during the year, the reported net assets under HKFRS were the same as US GAAP as at 31st December, 2006.

(e)	Under HKFRS, the convertible bonds due 2011 (see Note 32(b)) are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is measured at its fair value at balance sheet date and the change in fair value is recognised in the income statement. Under US GAAP, the convertible bonds due 2011 are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 31st December, 2006 were RMB88 million lower than that under US GAAP because of (i) RMB12 million additional amortised finance costs/accreted redemption premium charged to income statement under HKFRS than under US GAAP; (ii) changes in fair value of embedded conversion option amounting to RMB73 million; and (iii) direct expenses in connection with the issuance of the convertible bonds due 2011 are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds due 2011 under US GAAP. Under HKFRS, such costs are allocated between liability component and embedded conversion option. The portion of issue costs allocated to the embedded conversion option of RMB3 million are charged to the income statement under HKFRS.

(f)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Change in fair value of RMB1 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.